Exhibit 99.14

Section G

Québec’s financial situation

Summary	G.3
1. Québec’s budgetary situation	G.9
1.1 Recent developments in the budgetary situation	G.10
1.2 Detailed adjustments in 2023-2024	G.20
2. Restoring fiscal balance	G.31
3. Revenue and expenditure forecasts	G.35
3.1 Change in revenue	G.36
3.1.1 Own-source revenue excluding revenue from government enterprises	G.37
3.1.2 Revenue from government enterprises	G.42
3.1.3 Federal transfers	G.43
3.2 Change in expenditure	G.49
3.2.1 Portfolio expenditures	G.51
3.2.2 Debt service	G.59
4. Public infrastructure investments	G.61
APPENDIX 1: Portfolio expenditures	G.65
APPENDIX 2: Report on the application of the Balanced Budget Act	G.67
APPENDIX 3: Supplementary information	G.71

G.1

Summary

Budget 2024-2025 is an opportunity for the government to report on Québec’s economic and budgetary situation and to present its related policy directions in this regard. This section reports on developments in Québec’s budgetary situation for 2023-2024 and presents the budget forecasts up to 2028-2029.

A number of factors are affecting the government’s budgetary outlook, namely stagnant economic activity, low runoff in Hydro-Québec’s basins, major investment in public services, particularly to improve working conditions for public and parapublic sector employees, stronger-than-expected demographic growth and the pace of realization of infrastructure investments. They result in a structural deficit of nearly $4 billion from 2026-2027 to 2028-2029, which will have to be eliminated to restore fiscal balance within the meaning of the Balanced Budget Act, after deposits of dedicated revenues in the Generations Fund.

The government is maintaining its commitment to restore fiscal balance.

To that end, it is taking immediate action as part of a gradual approach. A plan to restore fiscal balance will be tabled when Budget 2025-2026 is released.

❑	A gradual approach to restoring fiscal balance

The government is maintaining its commitment to restore fiscal balance after deposits of dedicated revenues in the Generations Fund. Given the uncertain economic context, it will table a plan to restore fiscal balance at the same time as Budget 2025-2026. A more favourable growth environment is expected in the second half of 2024.

Fiscal balance within the meaning of the Balanced Budget Act will be achieved by 2029-20301 at the latest. To achieve this, the government will need to increase the gap between the average annual growth in revenue and the one in expenditure from 0.4 percentage points to 1.1 percentage points.2

[1]	See Appendix 2 for the report on the application of the Balanced Budget Act.
[2]	To restore fiscal balance, the government must increase the gap between revenue and expenditure. Over the period covered by the financial framework, that is, until 2028-2029, the average annual growth in revenue (AAGR) will reach 3.3%. Meanwhile, average annual growth in expenditure will reach 2.9%. The gap in growth is currently equivalent to 0.4 percentage points. In order to eliminate the structural deficit, the Ministère des Finances estimates that this gap will need to reach 1.1 percentage points by 2028-2029.

Québec’s Financial Situation	G.3

In the meantime, the government is taking action to achieve fiscal balance in operations by 2027-2028, if no events trigger the use of the contingency reserve. To this end, it is relying on four levers:

—	it is taking immediate steps representing $2.9 billion over five years to optimize government action, namely:
—	adjusting certain tax assistance measures for businesses ($1.0 billion),
—	asking government enterprises for optimization efforts ($1.0 billion),
—	continuing tobacco control efforts ($300 million),
—	ensuring the fairness and integrity of the tax system ($563 million);
—	it is launching two review processes in spring 2024, one for tax expenditures and one for budgetary expenditures;
—	This exercise will make it possible to identify the first sources of savings that will pave the way to a balanced budget after deposits of dedicated revenues in the Generations Fund by 2029-2030.
—	it is continuing to make representations to the federal government to obtain its fair share of federal transfers;

The federal government must reimburse Québec for the costs incurred for providing services to asylum seekers. It must also increase its transfers to provinces in the areas of health, infrastructure, and workforce development.

Québec is also asking for unconditional opt-out with full financial compensation from the Canadian Dental Care Plan and any future Canadian drug benefit plan.

—	it is continuing its commitment to create more wealth and increase Québec’s economic potential by investing $1.9 billion to act on economic priorities.

G.4	Budget 2024-2025 Budget Plan

The first results of these actions will be incorporated into the plan to restore fiscal balance, which will be tabled at the same time as Budget 2025-2026.

—	At that time, the government is expecting the economic situation to be less uncertain and the Québec economy to be closer to its potential. The government will therefore be in a position to precisely set out the trajectory and additional actions that will result in a balanced budget within the meaning of the Balanced Budget Act by 2029-2030.
As a result, fiscal balance will be restored by ensuring stable and predictable funding for the government’s main missions and without increasing the tax burden on Quebecers.

Québec’s Financial Situation	G.5

❑	Multi-year financial framework

Revenue amounts to $150.3 billion in 2024-2025, with growth of 2.4%. Growth will increase to 4.2% in 2025-2026.

—	Over the period covered by the financial framework, that is, until 2028-2029, annual revenue growth will average 3.3%.

Expenditure amounts to $157.6 billion in 2024-2025, with growth of 4.4%. Growth will reach 2.9% in 2025-2026.

—	From 2024-2025 to 2028-2029, the annual growth in expenditure will average 2.9%.
—	The financial framework provides the funding needed to deliver services in the government’s critical missions. As a result, expenditure growth[3] for 2024-2025 stands at:
—	4.2% in health and social services;
—	9.3% in education;
—	3.5% in higher education.

The budgetary balance from operations, before the contingency reserve, shows a deficit of $7.3 billion (or 1.2% of GDP) in 2024-2025 and surpluses starting in 2027-2028.

In addition, the financial framework includes a contingency reserve of $1.5 billion per year as of 2024-2025 that could be used, in particular, to offset the effects of more moderate economic growth than anticipated, should this occur, and the uncertainty that could affect longer-term economic and financial forecasts.

—	In 2024-2025, after the contingency reserve, the budgetary balance from operations shows a deficit of $8.8 billion (or 1.5% of GDP).

After deposits of dedicated revenues in the Generations Fund, the budgetary balance within the meaning of the Balanced Budget Act shows a deficit of $11.0 billion (or 1.9% of GDP) in 2024-2025. The structural deficit of nearly $4 billion between 2026-2027 and 2028-2029 will have to be eliminated to restore fiscal balance within the meaning of the Balanced Budget Act.

—	Fiscal balance will be achieved by 2029-2030 at the latest.4

To restore fiscal balance, the government will need to increase the gap between average annual growth in revenue and the one in expenditure from 0.4 percentage points to 1.1 percentage points.

[3]	Detailed explanations for expenditure growth are presented in subsection 3.2.

[4]	See Appendix 2 for the report on the application of the Balanced Budget Act.

G.6	Budget 2024-2025 Budget Plan

TABLE  G. 1

Multi-year financial framework

(millions of dollars, unless otherwise indicated)

	2023- 2024-	2024- 2025-	2025- 2026-	2026- 2027-	2027- 2028-	2028- 2029-	AAGR(1)
Revenue
Personal income tax	42 389	44 952	46 746	48 592	50 577	52 537
Contributions for health services	8 298	8 670	8 991	9 248	9 526	9 778
Corporate taxes	11 399	12 116	12 729	13 369	13 795	14 409
School property tax	1 137	1 310	1 436	1 531	1 553	1 615
Consumption taxes	27 118	27 991	28 994	29 888	30 859	31 889
Duties and permits	5 832	5 940	6 274	6 615	6 812	7 099
Miscellaneous revenue	14 116	14 507	14 703	15 106	15 704	16 238
Government enterprises	5 197	5 418	6 257	7 588	7 565	7 274
Own-source revenue	115 486	120 904	126 130	131 937	136 391	140 839
% change	−0.1	4.7	4.3	4.6	3.4	3.3	4.0
Federal transfers	31 290	29 397	30 428	31 883	32 112	32 006
% change(2)	8.9	−6.0	3.5	4.8	0.7	−0.3	0.5
Total revenue	146 776	150 301	156 558	163 820	168 503	172 845
% change	1.7	2.4	4.2	4.6	2.9	2.6	3.3
Expenditure
Portfolio expenditures	−141 347	−147 815	−152 492	−155 493	−159 140	−162 972
% change	3.0	4.6	3.2	2.0	2.3	2.4	2.9
Debt service	−9 650	−9 762	−9 583	−10 117	−11 003	−11 642
% change(3)	−4.1	1.2	−1.8	5.6	8.8	5.8	3.8
Total expenditure	−150 997	−157 577	−162 075	−165 610	−170 143	−174 614
% change	2.5	4.4	2.9	2.2	2.7	2.6	2.9
Gap to be bridged for achieving fiscal balance in operations	—	—	750	1 500	1 750	2 000
SURPLUS (DEFICIT) FROM OPERATIONS BEFORE CONTINGENCY RESERVE	−4 221	−7 276	−4 767	−290	110	231
Contingency reserve	—	−1 500	−1 500	−1 500	−1 500	−1 500
SURPLUS (DEFICIT) FROM OPERATIONS	−4 221	−8 776	−6 267	−1 790	−1 390	−1 269

Note: Totals may not add due to rounding.

(1)	Average annual growth rate, corresponding to the geometric mean over five years, from 2024-2025 to 2028-2029.
(2)	The significant increase in federal transfers in 2023-2024 is due, in particular, to the additional amounts for health care announced by the federal government in February 2023 (nearly $1.1 billion more in 2023-2024, including a non-recurring amount of $447 million), the change in the value of the special Québec abatement ($310 million) and the housing agreement ($900 million over four years, including $225 million in 2023-2024). The decrease in 2024-2025 is due, among other things, to a decline in equalization resulting from changes made by the federal government to the program in its 2023 budget.
(3)	The −4.1% change in debt service in 2023-2024 is due, in particular, to the non-recurrence of losses on the disposal of assets as part of the activities of the Sinking Fund for Government Borrowing in 2022-2023.

Québec’s Financial Situation	G.7

■	Requirements of the Balanced Budget Act

Under the Balanced Budget Act,5 the budgetary balance corresponds to the surplus or the deficit presented in the public accounts (surplus or deficit from operations) reduced by the amount of revenues dedicated to the Generations Fund and adjusted to take certain accounting changes into consideration, if applicable.

TABLE  G. 2

Budgetary balance within the meaning of the Balanced Budget Act

(millions of dollars)

	2023- 2024-	2024- 2025-	2025- 2026-	2026- 2027-	2027- 2028-	2028- 2029-
SURPLUS (DEFICIT) FROM OPERATIONS	−4 221	−8 776	−6 267	−1 790	−1 390	−1 269
Deposits of dedicated revenues in the Generations Fund	−2 081	−2 222	−2 219	−2 419	−2 554	−2 671
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	−6 302	−10 998	−8 486	−4 209	−3 944	−3 940

Note: Totals may not add due to rounding.

[5]	See Appendix 2 for the report on the application of the Balanced Budget Act.

G.8	Budget 2024-2025 Budget Plan

1.	Québec’s budgetary situation

In 2024-2025, revenue stands at $150.3 billion, while portfolio expenditures, or expenditures tied to the delivery of public services, stand at $147.8 billion.

—	Debt service amounts to $9.8 billion.

The budgetary balance from operations, before the contingency reserve, thus shows a deficit of $7.3 billion (or 1.2% of GDP).

In addition, the financial framework includes a contingency reserve of $1.5 billion to offset the effects of more moderate-than-expected economic growth, should it occur.

—	After the contingency reserve, the budgetary balance from operations shows a deficit of $8.8 billion (or 1.5% of GDP).

Lastly, deposits of dedicated revenues in the Generations Fund total $2.2 billion.

According to the Balanced Budget Act, the budgetary balance, after deposits of dedicated revenues in the Generations Fund, shows a deficit of $11.0 billion (or 1.9% of GDP) in 2024-2025.

TABLE G.3

Québec’s budget – March 2024

(millions of dollars, unless otherwise indicated)

2024-2025
Revenue
Own-source revenue	120 904
% change	4.7
Federal transfers	29 397
% change	−6.0
Total revenue	150 301
% change	2.4
Expenditure
Portfolio expenditures	−147 815
% change	4.6
Debt service	−9 762
% change	1.2
Total expenditure	−157 577
% change	4.4
SURPLUS (DEFICIT) FROM OPERATIONS BEFORE CONTINGENCY RESERVE	−7 276
Contingency reserve	−1 500
SURPLUS (DEFICIT) FROM OPERATIONS	−8 776
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	−2 222
BUDGETARY BALANCE(1)	−10 998

(1)	Budgetary balance within the meaning of the Balanced Budget Act.

Québec’s Financial Situation	G.9

1.1	Recent developments in the budgetary situation

Budget 2024-2025 presents significant adjustments resulting essentially from stagnant economic activity, low runoff in Hydro-Québec’s basins, massive government investment in public services—in particular to improve working conditions for public and parapublic sector employees—stronger-than-expected demographic growth and the pace of realization of infrastructure investments.

❑	Significant investments to improve the working conditions of government employees

Remuneration spending is adjusted significantly for the period covered by the financial framework. As part of the renewal of the 2023-2028 collective agreements, the government is making investments to offer attractive wage parameters and improve working conditions for government employees in return for greater flexibility in the organization of work. The objective is to improve the accessibility and quality of services and become an employer of choice.

—	For the public and parapublic sector employees who have reached agreements in principle, the government is offering wage parameters of 17.4% over five years and sector enhancements in response to government priorities and employee requests.

Although negotiations are still underway with certain groups, the financial framework includes an annual adjustment of over $3 billion to portfolio expenditures since the Update on Québec’s Economic and Financial Situation – Fall 2023, essentially to reflect the agreements reached and the negotiations to come. However, the actual long-term financial impact will depend on the agreements reached and advances in work organization for the government.

❑	Pressure on health and social services spending

The acute phase of the pandemic is over, but its effects are still being felt. To this day, nearly 900 beds are occupied by patients with COVID-19 every day, and catching up on the backlog of surgeries that accumulated during the pandemic continues to require considerable human and financial resources.

The pandemic has also fostered the emergence of innovative solutions benefiting the health and social services system. Some of these innovations are still helping to ease the burden on the health care system, as in the case of screening centres that have been converted into front-line services. However, the sustainability of various additional services developed during the pandemic, particularly in the area of prevention, represents an additional cost for the health care system, which must consequently fund these additional services.

Combined with an aging population, these factors are putting considerable pressure on the costs faced by the health and social services system. In addition, the Canada Health Transfer is insufficient.

G.10	Budget 2024-2025 Budget Plan

❑	Main adjustments from 2023-2024 to 2025-2026

Since Budget 2023-2024, the economic and budgetary situation has led to negative adjustments of $2.4 billion in 2023-2024, $5.4 billion in 2024-2025 and $4.0 billion in 2025-2026.

For this period, the government is planning new initiatives of $1.4 billion in 2023-2024, $2.2 billion in 2024-2025 and $3.1 billion in 2025-2026, in particular to ensure funding for health and social services, education and higher education, to support Quebecers and communities, and to act on economic priorities.

—

These amounts include initiatives from the Update on Québec’s Economic and Financial Situation – Fall 2023 aimed at, among other things, providing better access to housing, combatting homelessness and enhancing food aid, as well as supporting training in specific fields.

Québec’s Financial Situation	G.11

TABLE  G. 4

Adjustments to the financial framework since March 2023

(millions of dollars)
	2023-2024	2024-2025	2025-2026
BUDGETARY BALANCE(1) – MARCH 2023	−3 998	−2 984	−1 980
ECONOMIC AND BUDGETARY SITUATION
Own-source revenue excluding revenue from government enterprises
– Tax revenue	−2 400	−1 586	−1 470
– Other revenue	1 502	1 553	1 546
Subtotal	−898	−33	76
Revenue from government enterprises	−1 610	−1 267	−382
Subtotal – Own-source revenue	−2 508	−1 300	−307
Federal transfers	1 548	−344	−480
Subtotal – Revenue	−960	−1 644	−787
Portfolio expenditures	−1 532	−4 097	−3 905
Debt service	−186	163	381
Subtotal – Expenditure	−1 718	−3 934	−3 524
Deposits of dedicated revenues in the Generations Fund	292	165	305
TOTAL ADJUSTMENTS TO THE ECONOMIC AND BUDGETARY SITUATION	−2 386	−5 413	−4 005
NOVEMBER 2023 INITIATIVES	−1 101	−251	−1 089
MARCH 2024 INITIATIVES
Funding health and social services, education and higher education	−188	−1 058	−925
Supporting Quebecers and communities	−129	−438	−486
Acting on economic priorities	—	−441	−596
Subtotal	−317	−1 937	−2 007
TOTAL INITIATIVES	−1 418	−2 188	−3 096
Optimizing government action	—	86	345
Gap to be bridged for achieving fiscal balance in operations	—	—	750
Contingency reserve	1 500	−500	−500
BUDGETARY BALANCE(1) – MARCH 2024	−6 302	−10 998	−8 486
Note: Totals may not add due to rounding. (1) Budgetary balance within the meaning of the Balanced Budget Act.

G.12	Budget 2024-2025 Budget Plan

■	Adjustments related to the economic and budgetary situation

Changes in the economic and budgetary situation since Budget 2023-2024 have led to a downward adjustment of $2.4 billion in 2023-2024, $5.4 billion in 2024-2025 and $4.0 billion in 2025-2026. These adjustments are primarily explained by the following:

—	a decrease in tax revenue of $2.4 billion in 2023-2024, $1.6 billion in 2024-2025 and $1.5 billion in 2025-2026, due to the economic slowdown;
—	a positive adjustment to other revenue of $1.5 billion in 2023-2024, $1.6 billion in 2024-2025 and $1.5 billion in 2025-2026,[6] attributable to, among other things, the effect of increased traffic related to the greater-than-expected resumption of post-pandemic activities on the miscellaneous revenue of bodies in the health and social services, education and higher education networks;
—	a decrease in revenue from government enterprises of $1.6 billion in 2023-2024, $1.3 billion in 2024-2025 and $382 million in 2025-2026. These decreases are primarily related to Hydro-Québec, whose results have been adjusted downwards over the entire period, due, in particular, to the decrease in the volume of its exports resulting from low runoff in the regions where its main basins are located;
—	an increase in federal transfers of $1.5 billion in 2023-2024, followed by decreases of $344 million and $480 million in 2024-2025 and 2025-2026, respectively;
—	The increase in 2023-2024 is attributable to a downward adjustment of the value of the special Québec abatement (16.5% of federal personal income tax), which is deducted from federal transfers, as well as the Housing Accelerator Fund agreement ($900 million over four years), among other things.
—	The decreases in 2024-2025 and 2025-2026 are due, in particular, to the consideration of population data from the 2021 census. The adjustments are also due to the pace of realization of federally funded infrastructure projects.[7]

[6].	Pandemic-related public health measures reduced the government’s miscellaneous revenue in 2019-2020 and 2020-2021. The gradual resumption of activities led to sustained growth from 2021-2022 to 2023-2024. In 2022-2023 and 2023-2024, the greater-than-expected increase in traffic has offset the slowdown caused by the pandemic. The 2.8% average growth forecast thereafter, from 2024-2025 to 2028-2029, is lower than in the five years prior to the pandemic, when it stood at 4.4% from 2014-2015 to 2018-2019.

7.	Adjustments to federal transfer revenues stemming from the pace of realization of federally funded infrastructure projects have no impact on the budgetary balance, as a consideration is recorded in expenditures.

Québec’s Financial Situation	G.13

—	an increase in portfolio expenditures of $1.5 billion in 2023-2024, $4.1 billion in 2024-2025 and $3.9 billion in 2025-2026;
—	These adjustments are primarily attributable to investment in public services—particularly to improve working conditions for public and parapublic sector employees—but also to a stronger-than-expected demographic growth, the pace of realization of infrastructure investments, the increased cost of refundable tax credits and the higher-than-expected post-pandemic resumption of activities for bodies in the health and social services and education networks.
—	an increase in debt service of $186 million in 2023-2024 due to higher-than-anticipated interest rates, followed by a decrease of $163 million in 2024-2025 and $381 million in 2025-2026, due, in particular, to better performance of the Retirement Plans Sinking Fund (RPSF) in 2022-2023;
—	a reduction of $292 million in deposits of dedicated revenues in the Generations Fund in 2023-2024 due to decreased realized investment income, which is attributable to the lower-than-forecast investment returns and lower water-power royalties. The downward adjustments of $165 million in 2024-2025 and $305 million in 2025-2026 are due, in particular, to decreased investment income attributable to planned withdrawals from the Generations Fund to repay borrowings.

G.14	Budget 2024-2025 Budget Plan

■	Budget 2024-2025 initiatives

In this budget, the government is planning initiatives of $1.9 billion for 2024-2025, that is:

—	$1.1 billion for funding health and social services, education and higher education;
—	$438 million for supporting Quebecers and communities;
—	$441 million for acting on economic priorities.

The total cost of the initiatives since Budget 2023-2024 is $1.4 billion in 2023-2024, $2.2 billion in 2024-2025 and $3.1 billion in 2025-2026.

■	Steps to optimize government action

The government is also taking steps to optimize government action8 representing $431 million over three years, and aimed at:

—	adjusting certain tax assistance measures for businesses;
—	asking government enterprises for optimization efforts;
—	continuing tobacco control efforts;
—	ensuring the fairness and integrity of the tax system.
■	Gap to be bridged for achieving fiscal balance in operations

The government is taking action to achieve fiscal balance in operations by 2027-2028, if no events trigger the use of the contingency reserve.

To this end, it plans to bridge a gap of $750 million in 2025-2026, reaching $2.0 billion in 2028-2029. To achieve this, the government has various levers at its disposal:

—	it is launching two review processes in spring 2024, one for tax expenditures and one for budgetary expenditures;
—	it is continuing to make representations to the federal government to obtain its fair share of federal transfers;
—	it is continuing its commitment to create more wealth and increase Québec’s economic potential by investing $1.9 billion to act on economic priorities.

8.	For more details, see Section E, “Optimizing Government Action.”

Québec’s Financial Situation	G.15

■	Contingency reserve adjustment

The $1.5-billion contingency reserve that was provided for in Budget 2023-2024 was fully utilized in 2023-2024. Due to the uncertainty surrounding the economic forecast, the provision of $1.0 billion in the last budget has been adjusted upwards by $500 million for 2024-2025 and 2025-2026.

—	A contingency reserve of $1.5 billion per year as of 2024-2025, or $7.5 billion over five years, could be used, in particular, to offset the effects of more moderate-than-expected economic growth, should this occur, and the uncertainty that could affect longer-term economic and financial forecasts.

G.16	Budget 2024-2025 Budget Plan

Budget 2024-2025 initiatives

The initiatives in Budget 2024-2025 total $8.8 billion over six years, as follows:

–	$4.9 billion for funding health and social services, education and higher education;
–	$2.0 billion for supporting Quebecers and communities;
–	$1.9 billion for acting on economic priorities.

The government is also taking steps to optimize its action, representing additional revenue of $2.9 billion over five years.

Financial impact of the initiatives of Budget 2024-2025

(millions of dollars)
	2023-2024-	2024-2025-	2025-2026-	2026-2027-	2027-2028-	2028-2029-	Total
Initiatives
Funding health and social services, education and higher education	−188	−1 058	−925	−935	−907	−903	−4 916
Supporting Quebecers and communities	−129	−438	−486	−411	−282	−282	−2 028
Acting on economic priorities	—	−441	−596	−285	−265	−271	−1 858
Subtotal – Initiatives	−317	−1 937	−2 007	−1 631	−1 454	−1 456	−8 801
Optimizing government action	—	86	345	607	847	1 017	2 903
TOTAL	−317	−1 851	−1 662	−1 023	−607	−439	−5 898

Québec’s Financial Situation	G.17

Recap of November 2023 initiatives

In the Update on Québec’s Economic and Financial Situation – Fall 2023, the government announced investments totalling $1.1 billion in 2023-2024, $251 million in 2024-2025 and $1.1 billion in 2025-2026.

These investments have made it possible to introduce initiatives for:

–   providing better access to housing;

–   combatting homelessness and enhancing food aid;

–   supporting training in specific fields;

–   sustaining the climate transition and communities;

–   fostering business investment.

Financial impact of the initiatives of Budget 2024-2025

(millions of dollars)
	2023-2024-	2024-2025-	2025-2026-	2026-2027-	2027-2028-	Total
Providing better access to housing	−219	−15	−853	−519	−243	−1 848
Combatting homelessness and enhancing food aid	−39	−26	−27	−27	−27	−145
Supporting training in specific fields	−199	−130	—	—	—	−329
Sustaining the climate transition and communities	−649	−101	−77	−96	−40	−961
Fostering business investment	5	21	−133	−372	−516	−995
TOTAL	−1 101	−251	−1 089	−1 013	−825	−4 279

G.18	Budget 2024-2025 Budget Plan

Adjustments since the 2023 fall update

Since the publication of the Update on Québec’s Economic and Financial Situation – Fall 2023, adjustments to the financial framework are due, in particular, to stagnant economic activity, major investment in public services, stronger-than-expected demographic growth and the pace of realization of infrastructure investments.

–	To achieve fiscal balance in operations as early as 2027-2028, the government is taking immediate steps to optimize government action and is implementing two review processes for tax and budgetary expenditures.

Adjustments to the financial framework since the 2023 fall update

(millions of dollars)
	2023-2024	2024-2025	2025-2026
BUDGETARY BALANCE(1) – NOVEMBER 2023	−3 995	−2 982	−1 975
ECONOMIC AND BUDGETARY SITUATION
Own-source revenue excluding revenue from government enterprises
– Tax revenue	−1 702	−554	−297
– Other revenue	413	304	273
Subtotal	−1 289	−250	−24
Revenue from government enterprises	−779	−1 060	−402
Subtotal – Own-source revenue	−2 068	−1 310	−426
Federal transfers	−207	−443	−1 052
Subtotal – Revenue	−2 275	−1 753	−1 478
Portfolio expenditures	−592	−3 210	−3 260
Debt service	217	216	415
Subtotal – Expenditure	−375	−2 994	−2 845
Deposits of dedicated revenues in the Generations Fund	160	82	224
TOTAL ADJUSTMENTS TO THE ECONOMIC AND BUDGETARY SITUATION	−2 490	−4 666	−4 100
MARCH 2024 INITIATIVES
Funding health and social services, education and higher education	−188	−1 058	−925
Supporting Quebecers and communities	−129	−438	−486
Acting on economic priorities	—	−441	−596
TOTAL INITIATIVES	−317	−1 937	−2 007
Optimizing government action	—	86	345
Gap to be bridged for achieving fiscal balance in operations	—	—	750
Contingency reserve	500	−1 500	−1 500
BUDGETARY BALANCE(1) – MARCH 2024	−6 302	−10 998	−8 486

Note: Totals may not add due to rounding.

(1)	Budgetary balance within the meaning of the Balanced Budget Act.

Québec’s Financial Situation	G.19

1.2	Detailed adjustments in 2023-2024

In 2023-2024, the budgetary deficit stood at $6.3 billion. This represents a decrease of $2.3 billion compared to the budgetary balance forecast in March 2023, due to the following in particular:

—	an $893-million reduction in own-source revenue excluding revenue from government enterprises, mainly resulting from the downward adjustment of tax revenue attributable to stagnant economic activity;
—	a $1.6-billion decline in revenue from government enterprises, primarily due to the decrease in the value of Hydro-Québec’s exports resulting from low runoff in the regions where its main basins are located;
—	a $1.5-billion increase in federal transfers, mainly due to a decrease in the value of the special Québec abatement, which is deducted from federal transfers, the pace of realization of federally funded infrastructure projects, as well as the Housing Accelerator Fund agreement;
—	a $3.0-billion increase in portfolio expenditures attributable to:
—	higher-than expected expenditures of $1.5 billion, particularly due to the adjustment to the pace of realization of local infrastructure projects and the update to the social housing construction plan,
—	targeted initiatives announced in the Update on Québec’s Economic and Financial Situation – Fall 2023 totalling $1.1 billion, in particular to sustain the climate transition and communities as well as to provide better access to housing,
—	new initiatives announced in Budget 2024-2025 totalling $317 million, in particular to help students with difficulties going back into the classroom following the strike by school staff and to fund low-rental housing stock renovations;
—	a $186-million increase in debt service, primarily due to higher-than-anticipated interest rates;
—	the use of the $1.5-billion contingency reserve, which was set aside in March 2023;
—	a $292-million decrease in deposits of dedicated revenues in the Generations Fund, primarily due to a decrease in realized investment income and lower water-power royalties.

G.20	Budget 2024-2025 Budget Plan

TABLE  G. 5

Adjustments to the 2023-2024 financial framework since March 2023

(millions of dollars)
	2023-2024
	March 2023	Adjustments			March 2024
		Economic and budgetary situation	Initiatives and other adjustments	Total
Own-source revenue
Tax revenue	92 736	−2 400	5	−2 395	90 341
Other revenue	18 446	1 502	—	1 502	19 948
Subtotal	111 182	−898	5	−893	110 289
Revenue from government enterprises	6 807	−1 610	—	−1 610	5 197
Total own-source revenue	117 989	−2 508	5	−2 503	115 486
Federal transfers	29 742	1 548	—	1 548	31 290
Revenue	147 731	−960	5	−955	146 776
Portfolio expenditures	−138 392	−1 532	−1 423	−2 955	−141 347
Debt service	−9 464	−186	—	−186	−9 650
Expenditure	−147 856	−1 718	−1 423	−3 141	−150 997
Contingency reserve	−1 500	—	1 500	1 500	—
SURPLUS (DEFICIT) FROM OPERATIONS	−1 625	−2 678	82	−2 596	−4 221
Deposits of dedicated revenues in the Generations Fund	−2 373	292	—	292	−2 081
BUDGETARY BALANCE(1)	−3 998	−2 386	82	−2 304	−6 302

Note: Totals may not add due to rounding.

(1)	Budgetary balance within the meaning of the Balanced Budget Act.

Québec’s Financial Situation	G.21

❑	Own-source revenue excluding revenue from government enterprises

For 2023-2024, own-source revenue excluding revenue from government enterprises is adjusted downwards by $893 million compared to the Budget 2023-2024 forecasts and totals $110.3 billion.

—	Tax revenue is adjusted downwards by $2.4 billion due to stagnant economic activity.
—	Other revenue, namely duties and permits and miscellaneous revenue, is adjusted upwards by $1.5 billion.

TABLE  G. 6

Adjustments in own-source revenue excluding revenue from government enterprises

(millions of dollars)
2023-2024
OWN-SOURCE REVENUE(1) – MARCH 2023	111 182
Tax revenue
Personal income tax	−737
Contributions for health services	354
Corporate taxes	−1 793
School property tax	−47
Consumption taxes	−172
Subtotal	−2 395
Other revenue
Duties and permits	93
Miscellaneous revenue(2),(3)	1 409
Subtotal	1 502
Total adjustments	−893
OWN-SOURCE REVENUE(1) – MARCH 2024	110 289

(1)	Own-source revenue excluding revenue from government enterprises.
(2)	This adjustment is due, in particular, to higher-than-expected revenue for bodies in the health and social services, education and higher education networks, which is attributable to the effect of increased traffic related to the greater-than-expected post-pandemic recovery, among other things. It also stems from the impact of higher interest rates on tax claims administered by Revenu Québec.
(3)	This higher revenue is offset by upward adjustments in spending by bodies in the health and social services, education and higher education networks in 2023-2024.

G.22	Budget 2024-2025 Budget Plan

A downward adjustment of more than $2 billion
in tax revenue in 2023-2024

In Québec, persistent inflation and the effects of tighter-than-expected monetary policy moderated economic activity in 2023. After two years of sustained growth, real GDP stagnated in 2023, posting growth of 0.2%.

–	The economic outlook for 2024 has also deteriorated. Real GDP growth for 2024 has been adjusted downwards compared with what was expected in Budget 2023-2024, from 1.4% to 0.6%.

The weaker-than-expected economic outlook has a negative impact of around $2.4 billion on tax revenue in 2023-2024, given that it is closely tied to the main economic indicators.

–	Corporate taxes have been adjusted downwards by $1.8 billion, due to the downward adjustment of 6.1 percentage points in the net operating surplus of corporations in 2023, from −4.9% to −11.0%.

–	Personal income tax has been adjusted downwards by $737 million due to lower-than-expected tax revenue since March 2023.

Real GDP – 2021 to 2024	Tax revenue – 2023-2024
(percentage change)	(adjustments in millions of dollars since March 2023)

Notes: TR: tax revenue. CT: corporate taxes. PIT: personal income tax. COT: consumption taxes. HSF: contributions for health services. SPT: school property tax.

Québec’s Financial Situation	G.23

■	Tax revenue

For 2023-2024, revenue from personal income tax is adjusted downwards by $737 million compared to the March 2023 forecast.

—	This adjustment is due to lower-than-expected tax revenue at the end of fiscal 2022-2023 and in 2023-2024, despite the upward adjustment of wages and salaries by 2.3 percentage points in 2023.

Contributions for health services are adjusted upwards by $354 million in 2023-2024 compared to the March 2023 forecast.

—	This improvement can be attributed, in particular, to strong wages and salaries, whose growth was adjusted upwards by 2.3 percentage points in 2023, from 3.7% to 6.0%.

Revenue from corporate taxes is adjusted downwards by $1.8 billion in 2023-2024.

—	This decrease can primarily be attributed to the net operating surplus of corporations, whose change was adjusted downwards by 11.7 percentage points in 2022, from 1.5% to −10.2%, and by 6.1 percentage points in 2023, from –4.9% to −11.0%.

Revenue from the school property tax is adjusted downwards by $47 million in 2023-2024.

—	This decrease is due in part to the additional contribution from the Québec government to limit the average increase in school taxes to 3% for 2023-2024.[9]

Consumption tax revenue, which is derived mainly from the Québec sales tax, is adjusted downwards by $172 million in 2023-2024.

—	This decrease is primarily due to residential construction investments, whose change was adjusted downwards by 8.7 percentage points in 2023, from −7.1% to −15.8%.
—	However, this is offset in part by household consumption,[10] whose growth was adjusted upwards by 1.6 percentage points in 2023, from 4.0% to 5.6%.

[9]	For more details, see the June 16, 2023 press release “Le gouvernement limite la hausse du compte de taxe scolaire,” [Online] http://www.finances.gouv.qc.ca/documents/Communiques/ fr/COMFR_20230616_1.pdf (in French only).
[10]	Household consumption excluding food expenditures and shelter.

G.24	Budget 2024-2025 Budget Plan

■	Other revenue

In 2023-2024, revenue from duties and permits is adjusted upwards by $93 million compared to the March 2023 forecast.

This improvement is particularly due to the higher-than-expected revenue from the auction of GHG emission allowances.

Miscellaneous revenue11 is adjusted upwards by $1.4 billion in 2023-2024.

—	This increase is due, in particular, to higher-than-expected revenue for bodies in the health and social services, education and higher education networks,[12] which is attributable to the effect of increased traffic related to the greater-than-expected post-pandemic recovery, among other things.
—	It also stems from the impact of higher interest rates on tax claims administered by Revenu Québec.

[11]	Miscellaneous revenue includes revenues from interest, the sale of goods and services, tuition fees, user contributions, as well as from fines, forfeitures and recoveries, among other things.
[12]	This higher revenue is offset by upward adjustments in spending by bodies in the health and social services, education and higher education networks in 2023-2024.

Québec’s Financial Situation	G.25

A downward adjustment of own-source revenue in Québec
and other Canadian provinces in 2023-2024

In Québec, own-source revenue1 in 2023-2024 has been adjusted downwards by $893 million, or 0.8%, since the March 2023 budget, due to the following in particular:

–	the downward adjustment of the net operating surplus of corporations, resulting in a decrease in expected corporate taxes;

–	lower-than-expected personal income tax revenues.

This is also the case for Ontario, which has adjusted its revenue downwards by 1.5%, due to personal income tax and corporate taxes, and British Columbia, which has adjusted its revenue downwards by 0.9%, mainly due to a drop in revenue from natural resources. Alberta, on the other hand, has adjusted its own-source revenue upwards by 9.2%, due, in particular, to tax revenue, investment income and natural resources.

Although an economic environment that is more favourable to growth is expected as of the second half of 2024, a number of risks could influence own-source revenue forecasts in Québec. For example:

–	higher-than-expected energy prices could impact activity in certain sectors and adversely affect corporate profits, which would have a negative effect on revenue from corporate taxes;

–	the impacts of monetary policy on households’ disposable income and purchasing power could be more pronounced than expected, which would have a negative impact on revenue from consumption taxes.

Own-source revenue(1) – 2023-2024	Nominal GDP – 2023
(adjustment as a percentage of revenue)	(adjustment in percentage points)

(1) Own-source revenue excluding revenue from government enterprises.

Sources: 2024-2025 budgets for Nova Scotia, Alberta, British Columbia and Québec, financial report for the third quarter of 2023 for Ontario and the federal government’s fall update.

Sources: 2024-2025 budgets for Nova Scotia, Alberta, British Columbia and Québec, financial report for the third quarter of 2023 for Ontario and the federal government’s fall update.

[1]	Own-source revenue excluding revenue from government enterprises.

G.26	Budget 2024-2025 Budget Plan

❑	Revenue from government enterprises

For 2023-2024, revenue from government enterprises is adjusted downwards by $1.6 billion to $5.2 billion.

This adjustment is primarily due to:

—	a decline in the revenue from Hydro-Québec, in connection to the decrease in its exports resulting from low runoff in the regions where its main basins are located;

—	When Hydro-Québec’s reservoirs are lower and it has less electricity to sell, exports are reduced as Hydro-Québec must meet the needs of Quebecers.

—	a decline in the revenue from Investissement Québec, due, in particular, to the lower returns on its venture capital portfolios and its investment funds.

TABLE  G.7

Adjustments to revenue from government enterprises

(millions of dollars)
2023-2024
REVENUE FROM GOVERNMENT ENTERPRISES – MARCH 2023	6 807
Hydro-Québec	−1 525
Loto-Québec	9
Société des alcools du Québec	−29
Investissement Québec	−107
Société québécoise du cannabis(1)	9
Other(2)	33
Total adjustments	−1 610
REVENUE FROM GOVERNMENT ENTERPRISES – MARCH 2024	5 197

(1)	Revenue is allocated to the Fund to Combat Addiction.
(2)	The other government enterprises are the Société ferroviaire et portuaire de Pointe-Noire, Capital Financière agricole, the Société du parc industriel et portuaire de Bécancour and the Fonds d’investissement Eurêka.

Québec’s Financial Situation	G.27

❑	Federal transfers

In 2023-2024, revenues from federal transfers stand at $31.3 billion, an upward adjustment of $1.5 billion compared to Budget 2023-2024.

This upward adjustment is due to a decrease in the value of the special Québec abatement of $333 million,13 which is deducted from federal transfers. Lower tax revenues stemming from federal personal income tax revenues are indeed expected. The adjustment is also due to the pace of realization of federally funded infrastructure projects,14 as well as the Housing Accelerator Fund agreement, which was signed in November 2023 ($900 million over four  years).

TABLE  G.8

Adjustments to federal transfer revenues

(millions of dollars)
2023-2024
FEDERAL TRANSFERS – MARCH 2023	29 742
Equalization	—
Health transfers	118
Transfers for post-secondary education and other social programs	85
Other programs, including:	1 345
– Federal transfers of the Société de financement des infrastructures locales	564
– Housing Accelerator Fund agreement ($900 million over four years)	225
Total adjustments	1 548
FEDERAL TRANSFERS – MARCH 2024	31 290

[13]	The downward adjustment to the value of the special Québec abatement, which corresponds to 16.5% of the federal personal income tax, led to an increase of $168 million in health transfers, $103 million in transfers for post-secondary education and other social programs, and $62 million for other programs.
[14]	Adjustments to federal transfer revenues stemming from the pace of realization of federally funded infrastructure projects have no impact on the budgetary balance, as a consideration is recorded in expenditures.

G.28	Budget 2024-2025 Budget Plan

❑	Portfolio expenditures

For 2023-2024, portfolio expenditures amount to $141.3 billion, which represents an upward adjustment of $3.0 billion compared to the March 2023 forecasts.

The adjustment is primarily due to $1.4 billion in new initiatives announced since Budget 2023-2024, including:

—	$649 million for sustaining the climate transition and communities;

—	$387 million for funding health and social services, education and higher education;
—	$387 million for supporting Quebecers and communities.

In addition, adjustments to the economic and budgetary situation total $1.5 billion and are primarily due to the update to the social housing construction plan and the adjustment to the pace of realization of local infrastructure projects.

TABLE G.9 Adjustments to portfolio expenditures
(millions of dollars)

2023-2024
PORTFOLIO EXPENDITURES – MARCH 2023	138 392
New initiatives since March 2023
Sustaining the climate transition and communities	649
Funding health and social services, education and higher education	387
Supporting Quebecers and communities	387
Subtotal – New initiatives since March 2023	1 423
Adjustments to the economic and budgetary situation
Update to the social housing construction plan	668
Adjustment to the pace of realization of local infrastructure projects(1)	599
Other items	265
Subtotal – Adjustments to the economic and budgetary situation	1 532
Total adjustments	2 955
PORTFOLIO EXPENDITURES – MARCH 2024	141 347

Note: Totals may not add due to rounding.

(1)	Projects financed by the Société de financement des infrastructures locales. These projects benefit in part from federal funding; for this portion, the expenditure has no effect on the budgetary balance, as a consideration is recorded in the federal transfer revenues.

Québec’s Financial Situation	G.29

❑	Debt service

For 2023-2024, the debt service is adjusted upwards by $186 million, to $9.7 billion, primarily due to higher-than-anticipated interest rates.

TABLE G.10

Adjustments to debt service

(millions of dollars)

2023-2024
DEBT SERVICE – MARCH 2023	9 464
Interest on direct debt(1)	167
Interest on the liability for the retirement plans and other employee future benefits(2)	19
Total adjustments	186
DEBT SERVICE – MARCH 2024	9 650

(1)	Interest on direct debt includes the income of the Sinking Fund for Government Borrowing. This income, which is deducted from debt service, consists of interest generated on investments as well as gains and losses on disposal. The forecast for this income may be adjusted upwards or downwards since it is closely tied to the change in interest rates and market behaviour.
(2)	This corresponds to the interest on obligations relating to the retirement plans and other employee future benefits of public and parapublic sector employees, minus mainly the investment income of the Retirement Plans Sinking Fund (RPSF).

G.30	Budget 2024-2025 Budget Plan

2.	RESTORING FISCAL BALANCE

The current economic and budgetary context is adding significant pressure to the financial framework, both through a reduction in revenue resulting from the stagnation of the economy and low runoff in Hydro-Québec’s basins, and through an increase in expenditures due, in part, to a major investment in public services aimed in particular at improving the working conditions of employees in the public and parapublic sectors, stronger-than-expected demographic growth and the pace of realization of infrastructure investments.

❑	A gradual approach to restoring fiscal balance

Given the uncertain economic context, the government will table a plan to restore fiscal balance when Budget 2025-2026 is released. Thus, fiscal balance within the meaning of the Balanced Budget Act will be achieved by 2029-203015 at the latest.

The structural deficit of nearly $4 billion observed from 2026-2027 to 2028-2029 will have to be eliminated to restore fiscal balance within the meaning of the Balanced Budget Act, after deposits of dedicated revenues in the Generations Fund. To achieve this, the government will need to increase the gap between the average annual growth in revenue and the one in expenditure from 0.4 percentage points to 1.1 percentage points.16

CHART G.1 Change in the budgetary balance
(millions of dollars)

[15]	See Appendix 2 for the report on the application of the Balanced Budget Act.

[16]	To restore fiscal balance, the government must increase the gap between revenue and expenditure. Over the period covered by the financial framework, that is, until 2028-2029, the average annual growth in revenue (AAGR) will reach 3.3%. Meanwhile, average annual growth in expenditure will reach 2.9%. The gap in growth is currently equivalent to 0.4 percentage points. In order to eliminate the structural deficit, the Ministère des Finances estimates that this gap will need to reach 1.1 percentage points by 2028-2029.

Québec’s Financial Situation	G.31

In the meantime, the government is taking action to achieve fiscal balance in operations by 2027-2028, if no events trigger the use of the contingency reserve. To this end, it is relying on four levers:

—	it is taking immediate steps representing $2.9 billion over five years to optimize government action;
—	it is launching two review processes in spring 2024, one for tax expenditures and one for budgetary expenditures;
—	it is continuing to make representations to the federal government to obtain its fair share of federal transfers;
—	it is continuing its commitment to create more wealth and increase Québec’s economic potential by investing $1.9 billion to act on economic priorities.
■	Steps to optimize government action

When large deficits are not eliminated, they limit the government’s ability to ensure delivery of public services and intergenerational fairness. As such, in order to optimize government action, in Budget 2024-2025, the government is announcing measures17 totalling nearly $2.9 billion over five years with the aim of:

—	adjusting certain tax assistance measures for businesses;
—	asking government enterprises for optimization efforts;
—	continuing tobacco control efforts;
—	ensuring the fairness and integrity of the tax system.
■	Obtaining a fair share of federal transfers

The government is continuing to make representations to the federal government to obtain its fair share of federal transfers.

The federal government must reimburse Québec for the costs incurred for providing services to asylum seekers. It must also increase its transfers to the provinces in the areas of health, infrastructure and workforce development. Québec is also asking for unconditional opt-out with full financial compensation from the Canadian Dental Care Plan and any future Canadian drug benefit plan.

—	The weak growth in federal transfers is leading to budgetary pressure, which is increasing the efforts required to restore fiscal balance.[18]

[17]	For more details, see Section E, “Optimizing Government Action”.

[18]	Weak growth in federal transfers is expected between now and 2028-2029. An average annual growth rate of 0.5% over five years, from 2024-2025 to 2028-2029, is anticipated. This contrasts with an average annual growth rate of 5.4% for the past 10 years.

G.32	Budget 2024-2025 Budget Plan

■	Expected results of government intervention review processes

The expenditure review processes will begin as of spring 2024. One process will cover tax expenditures related to both the personal and corporate tax systems as well as the consumption tax system, while the second process will cover expenditures by government departments and bodies.19

The two review processes will make it possible to identify the first sources of savings that will pave the way to a balanced budget after deposits of dedicated revenues in the Generations Fund by 2029-2030. They will be incorporated into the plan to restore fiscal balance, which will be tabled at the same time as Budget 2025-2026.

—	At that time, the government is expecting the economic situation to be less uncertain and the Québec economy to be closer to its potential. The government will therefore be in a better position to identify the path and additional actions that will result in a balanced budget within the meaning of the Balanced Budget Act by 2029-2030.

As a result, fiscal balance will be restored by ensuring stable, predictable funding for the government’s main missions and without increasing the tax burden on Quebecers.

❑	A prudent and responsible financial framework

The financial framework presents a fair and transparent portrait of the state of public finances. Despite the deficits anticipated in 2024-2025 and subsequent years, the financial framework remains prudent and responsible.

—	A contingency reserve of $7.5 billion over five years is included in the financial framework to offset the effects of a temporary decline in economic activity, should one occur, and the uncertainty that could affect longer-term economic and financial forecasts.
—	Net debt reduction targets are maintained despite a change to the rate of reduction.
—	Deposits in the Generations Fund are continuing. They will reach $2.7 billion in 2028-2029.

[19]	For more details, see Section E, “Optimizing Government Action.”

Québec’s Financial Situation	G.33

3.	Revenue and expenditure forecasts

Budget 2024-2025 presents the short-term change in revenue and expenditure, that is, the three-year outlook for 2023-2024 to 2025-2026.

TABLE G.11

Change in revenue and expenditure

(millions of dollars, unless otherwise indicated)

	2023-2024	2024-2025	2025-2026	AAGR(1)
Revenue
Own-source revenue excluding revenue from government enterprises	110 289	115 486	119 873
% change	1.2	4.7	3.8	3.2
Revenue from government enterprises	5 197	5 418	6 257
% change	−21.5	4.3	15.5	−1.9
Federal transfers	31 290	29 397	30 428
% change	8.9	−6.0	3.5	1.9
Total revenue	146 776	150 301	156 558
% change	1.7	2.4	4.2	2.8
Expenditure
Portfolio expenditures	−141 347	−147 815	−152 492
% change	3.0	4.6	3.2	3.6
Debt service	−9 650	−9 762	−9 583
% change	−4.1	1.2	−1.8	−1.6
Total expenditure	−150 997	−157 577	−162 075
% change	2.5	4.4	2.9	3.2
Gap to be bridged for achieving fiscal balance in operations	—	—	750
SURPLUS (DEFICIT) FROM OPERATIONS BEFORE CONTINGENCY RESERVE	−4 221	−7 276	−4 767
Contingency reserve	—	−1 500	−1 500
SURPLUS (DEFICIT) FROM OPERATIONS	−4 221	−8 776	−6 267
Deposits of dedicated revenues in the Generations Fund	−2 081	−2 222	−2 219
BUDGETARY BALANCE(2)	−6 302	−10 998	−8 486

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2023-2024 to 2025-2026.
(2)	Budgetary balance within the meaning of the Balanced Budget Act.

Québec’s Financial Situation	G.35

3.1	Change in revenue

Government revenue encompasses own-source revenue, including revenue from government enterprises, as well as revenue from federal transfers.

Government revenue stands at $146.8 billion in 2023-2024, or $115.5 billion in own-source revenue and $31.3 billion from federal transfers.

—	In 2023-2024, own-source revenue represents 78.7% of government revenue, while revenue from federal transfers represents 21.3%.

Government revenue will stand at $150.3 billion in 2024-2025 and $156.6 billion in 2025-2026, representing respective growth of 2.4% and 4.2%.

TABLE  G. 12

Change in revenue

(millions of dollars, unless otherwise indicated)
	2023-2024	2024-2025	2025-2026	AAGR(1)
Own-source revenue
Own-source revenue excluding revenue from government enterprises	110 289	115 486	119 873
% change(2)	1.2	4.7	3.8	3.2
Revenue from government enterprises	5 197	5 418	6 257
% change	−21.5	4.3	15.5	−1.9
Subtotal	115 486	120 904	126 130
% change	−0.1	4.7	4.3	3.0
Federal transfers	31 290	29 397	30 428
% change	8.9	−6.0	3.5	1.9
TOTAL	146 776	150 301	156 558
% change	1.7	2.4	4.2	2.8

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2023-2024 to 2025-2026.
(2)	In 2023-2024, the growth in own-source revenue excluding revenue from government enterprises reflects the stagnation in economic activity in 2023 and the 1-percentage-point decrease in the bottom two tax rates announced in Budget 2023-2024.

Budget 2024-2025
G.36	Budget Plan

3.1.1	Own-source revenue excluding revenue from government enterprises

Own-source revenue excluding revenue from government enterprises consists mainly of tax revenue, including personal income tax, contributions for health services, corporate taxes, school property tax and consumption taxes.

—	Changes in own-source revenue generally reflect changes in economic activity in Québec and in the tax system.

Own-source revenue also includes other sources of revenue:

—	duties and permits, in particular revenue from the carbon market;
—	miscellaneous revenue, such as tuition fees and revenues from interest, the sale of goods and services, as well as fines, forfeitures and recoveries.

In 2023-2024, own-source revenue stands at $110.3 billion, an increase of 1.2% compared to 2022-2023. It will reach $115.5 billion in 2024-2025 and $119.9 billion in 2025-2026, growing by 4.7% and 3.8%, respectively.

TABLE  G. 13

Change in own-source revenue excluding revenue from government enterprises – Summary

(millions of dollars, unless otherwise indicated)
	2023-2024	2024-2025	2025-2026	AAGR(1)
Tax revenue	90 341	95 039	98 896
% change(2)	−0.9	5.2	4.1	2.8
Other revenue	19 948	20 447	20 977
% change(3)	11.9	2.5	2.6	5.6
TOTAL	110 289	115 486	119 873
% change	1.2	4.7	3.8	3.2
(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2023-2024 to 2025-2026.
(2)	In 2023-2024, the change in tax revenue is due to the 0.3% increase in revenue from personal income tax, stemming, in particular, from the 6.0% increase in wages and salaries in 2023 and the 1-percentage-point decrease in the bottom two tax rates announced in Budget 2023-2024. The change in tax revenue is also attributable to the −13.9% change in corporate tax revenue, associated with the 11.0% decline in the net operating surplus of corporations in 2023.
(3)	In 2023-2024, the growth in other revenue is mainly due to the 16.8% increase in miscellaneous revenue, related, in particular, to the increase in the investment income of the Generations Fund, which rose from $283 million in 2022-2023 to $590 million in 2023-2024, the impact of higher interest rates on tax claims administered by Revenu Québec and the increase in miscellaneous revenue from non-budget-funded bodies, special funds and bodies in the health and social services, education and higher education networks.

Québec’s Financial Situation	G.37

❑	Tax revenue

In 2023-2024, revenue from personal income tax, the government’s main revenue source, stands at $42.4 billion, up 0.3% compared to 2022-2023. It will reach $45.0 billion in 2024-2025 and $46.7 billion in 2025-2026, growing by 6.0% and 4.0%, respectively. Among other things, this change in revenue from personal income tax reflects:

—	the increase in household income, including wages and salaries, which will grow by 6.0% in 2023, 5.1% in 2024 and 3.7% in 2025, due to the strong labour market;
—	the 1-percentage-point decrease in the bottom two tax rates announced in Budget 2023-2024 and beginning in the 2023 taxation year;
—	all the parameters of the personal income tax system, such as indexation and the progressive nature of the tax system.

Contributions for health services stand at $8.3 billion in 2023-2024, representing an increase of 4.9%. They will reach $8.7 billion in 2024-2025 and $9.0 billion in 2025-2026, representing growth of 4.5% and 3.7%, respectively.

—	This favourable change is due to the growth in wages and salaries, which stands at 6.0% in 2023 and will reach 5.1% in 2024 and 3.7% in 2025.

Corporate tax revenue will reach $11.4 billion in 2023-2024, a change of −13.9% from 2022-2023. It will stand at $12.1 billion in 2024-2025 and $12.7 billion in 2025-2026, growing by 6.3% and 5.1%, respectively.

—	These figures reflect the expected change in the net operating surplus of corporations, which stands at −11.0% in 2023, −2.5% in 2024 and 3.0% in 2025.[20]

Revenue from the school property tax stands at $1.1 billion in 2023-2024, up 2.2% compared to 2022-2023. It will reach $1.3 billion in 2024-2025 and $1.4 billion in 2025-2026, growing by 15.2% and 9.6%, respectively.

—	This increase is influenced by changes in the amount for financing local needs, which considers the projected growth in student population and in the cost of services funded by the school property tax.
—	It also reflects the impact of the additional contribution of nearly $180 million per year from the Québec government to limit the increase in school taxes to 3%, on average, for 2023-2024.

[20]	The change in corporate tax revenue also reflects export growth, which stands at 5.4% in 2023, 2.8% in 2024 and 3.2% in 2025.

Budget 2024-2025
G.38	Budget Plan

TABLE  G. 14

Change in own-source revenue excluding revenue
from government enterprises

(millions of dollars, unless otherwise indicated)
	2023- 2024	2024- 2025	2025- 2026	AAGR(1)
Tax revenue
Personal income tax	42 389	44 952	46 746
% change(2),(3)	0.3	6.0	4.0	3.4
Contributions for health services	8 298	8 670	8 991
% change	4.9	4.5	3.7	4.3
Corporate taxes	11 399	12 116	12 729
% change(4),(5)	−13.9	6.3	5.1	−1.3
School property tax	1 137	1 310	1 436
% change(6)	2.2	15.2	9.6	8.9
Consumption taxes	27 118	27 991	28 994
% change	2.0	3.2	3.6	2.9
Subtotal	90 341	95 039	98 896
% change	−0.9	5.2	4.1	2.8
Other revenue
Duties and permits	5 832	5 940	6 274
% change(7),(8)	1.6	1.9	5.6	3.0
Miscellaneous revenue(9)	14 116	14 507	14 703
% change	16.8	2.8	1.4	6.8
Subtotal	19 948	20 447	20 977
% change	11.9	2.5	2.6	5.6
TOTAL	110 289	115 486	119 873
% change	1.2	4.7	3.8	3.2

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2023-2024 to 2025-2026.
(2)	In 2023-2024, the change in revenue from personal income tax is due to the 6.0% increase in wages and salaries in 2023 and the 1-percentage-point decrease in the bottom two tax rates announced in Budget 2023-2024 and beginning in the 2023 taxation year.
(3)	In 2024-2025, the growth in revenue from personal income tax is due, in particular, to the 5.1% increase in wages and salaries in 2024.
(4)	In 2023-2024, the change in revenue from corporate taxes is due, in particular, to the −11.0% change in the net operating surplus of corporations in 2023.
(5)	In 2024-2025, the growth in revenue from corporate taxes is primarily due to the decrease in the cost of certain measures, in particular the accelerated depreciation measure announced in the Update on Québec’s Economic and Financial Situation − Fall 2018 and the expensing measure announced in June 2021. This revenue grew despite the −2.5% change in the net operating surplus of corporations in 2024.
(6)	In 2023-2024, the growth in revenue from the school property tax reflects the impact of the additional contribution of nearly $180 million per year from the Québec government to limit the increase in school taxes to an average of 3% for 2023-2024.
(7)	In 2023-2024, the growth in revenue from duties and permits is due, in particular, to the increase in revenue from the auction of GHG emission allowances, offset in part by the decrease in revenue from natural resources.
(8)	In 2025-2026, the growth in revenue from duties and permits is due, in particular, to the increase in revenue from natural resources.
(9)	In 2023-2024, the 16.8% growth in miscellaneous revenue is due, in particular, to the increase in the investment income of the Generations Fund, which was below its usual level in 2022-2023, owing to the effect of higher interest rates on tax claims administered by Revenu Québec and the increase in the miscellaneous revenue of non-budget-funded bodies, special funds and bodies in the health and social services, education and higher education networks.

Québec’s Financial Situation	G.39

Consumption tax revenue totals $27.1 billion in 2023-2024, up 2.0% compared to 2022-2023. It will stand at $28.0 billion in 2024-2025 and $29.0 billion in 2025-2026, an increase of 3.2% and 3.6%, respectively.

The change in consumption tax revenue reflects, in particular:

—	the projected growth in household consumption,[21] which stands at 5.6% in 2023, 2.5% in 2024 and 3.6% in 2025;
—	the expected change in residential construction investment, which will fall by 15.8% in 2023 before rising by 2.6% in 2024 and 5.5% in 2025;
—	the two increases in the specific tax on tobacco products announced in Budget 2024-2025.

[21]	Household consumption excluding food expenditures and shelter.

Budget 2024-2025
G.40	Budget Plan

❑	Other revenue

Revenue from duties and permits amounts to $5.8 billion in 2023-2024, an increase of 1.6% compared to 2022-2023. It will stand at $5.9 billion in 2024-2025 and $6.3 billion in 2025-2026, an increase of 1.9% and 5.6%, respectively.

—	The change in revenue from duties and permits is due to the change in revenue from natural resources and from the auction of GHG emission allowances.
—	It is also due to the effect of capping the indexation of government rates at 3% as of January 1, 2023, for a period of four years, from 2023 to 2026. This cap concerns, in particular, driving licences and vehicle registration fees.

Miscellaneous revenue stands at $14.1 billion in 2023-2024, an increase of 16.8% compared to 2022-2023. It will reach $14.5 billion in 2024-2025 and $14.7 billion in 2025-2026, an increase of 2.8% and 1.4%, respectively.

—	The positive trend in miscellaneous revenue is attributable to the anticipated revenue of special funds, non-budget-funded bodies and bodies in the health and social services, education and higher education networks.
—	For example, the growth in the revenue of the higher education network is influenced by, among other things, tuition fee revenues, the change in clientele and user revenues.
—	In addition, growth in miscellaneous revenue in 2023-2024 reflects, among other things, the increase in the investment income of the Generations Fund, which was below its usual level in 2022-2023, as well as the effect of higher interest rates on tax claims administered by Revenu Québec.
—	The change in miscellaneous revenue also takes into account the effect of capping the indexation of government rates at 3% until 2026.

Québec’s Financial Situation	G.41

3.1.2	Revenue from government enterprises

Government enterprises consist of public corporations that play a commercial role, have managerial autonomy and are financially self-sufficient. Revenue from government enterprises corresponds in large part to the net earnings of these enterprises.

This revenue stood at $5.2 billion in 2023-2024, a decrease of 21.5%, $5.4 billion in 2024-2025, an increase of 4.3%, and $6.3 billion in 2025-2026, an increase of 15.5%.

TABLE G.15

Change in revenue from government enterprises

(millions of dollars, unless otherwise indicated)
	2023-2024	2024-2025	2025-2026	AAGR(1)
Hydro-Québec	2 000	2 045	2 690
Loto-Québec	1 507	1 514	1 529
Société des alcools du Québec	1 430	1 437	1 475
Investissement Québec	109	308	357
Société québécoise du cannabis(2)	101	95	93
Other(3)	50	19	13
Subtotal	5 197	5 418	6 157
Efforts required	—	—	100
TOTAL	5 197	5 418	6 257
% change	−21.5	4.3	15.5	−1.9
(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2023-2024 to 2025-2026.
(2)	Revenue is allocated to the Fund to Combat Addiction.
(3)	The other government enterprises are the Société ferroviaire et portuaire de Pointe-Noire, Capital Financière agricole, the Société du parc industriel et portuaire de Bécancour and the Fonds d’investissement Eurêka.

The 21.5% decrease in 2023-2024 is mainly due to the decline in the results of Hydro-Québec, primarily related to the decrease in the value of its exports resulting from low runoff in the regions where its main basins are located.

—	When Hydro-Québec’s reservoirs are lower and it has less electricity to sell, exports are reduced as Hydro-Québec must meet the needs of Quebecers.

The 4.3% growth in 2024-2025 is mainly due to the increase in the results of Investissement Québec, due, in particular, to the higher returns expected on its venture capital portfolios as well as its investment funds.

The 15.5% growth in 2025-2026 is mainly due to the expected increase in the results of Hydro-Québec, stemming from the increase in the value of its sales in Québec, as well as the additional gains arising from optimization efforts required from government enterprises.22

[22]	For more details, see Section E, “Optimizing Government Action."

Budget 2024-2025
G.42	Budget Plan

3.1.3	Federal transfers

Revenue from federal transfers consists of federal government revenue paid to Québec under the Federal-Provincial Fiscal Arrangements Act, to which is added revenue from other programs under bilateral agreements.

It includes mainly equalization and revenue from the Canada Health Transfer (CHT) and from the Canada Social Transfer (CST).

Revenue from federal transfers will grow by 8.9% in 2023-2024, due, in particular, to a one-time increase in the CHT. The increase is also due to the change in the value of the special Québec abatement,23 which is recorded as a deduction.

In 2024-2025 and in 2025-2026, revenue from federal transfers will vary by −6.0% and 3.5%, respectively. The decrease in 2024-2025 is due, among other things, to a decline in equalization resulting from changes made by the federal government to the program in its 2023 budget.

These changes mainly concern the estimate of the provinces’ fiscal capacity with regard to the non-residential property tax base.

TABLE  G. 16

Change in federal transfers

(millions of dollars, unless otherwise indicated)
	2023-2024-	2024-2025-	2025-2026-	2026-2027-	2027-2028-	2028-2029-	AAGR(1)
Equalization	14 037	13 316	13 975	14 339	14 981	15 263
% change	2.7	−5.1	4.9	2.6	4.5	1.9	1.7
Health transfers	8 778	8 554	8 886	9 232	9 332	9 376
% change(2)	23.9	−2.6	3.9	3.9	1.1	0.5	1.3
Transfers for post-secondary education and other social programs	1 451	1 351	1 340	1 330	1 316	1 300
% change(3)	12.1	−6.9	−0.8	−0.7	−1.1	−1.2	−2.2
Other programs	7 024	6 176	6 227	6 982	6 483	6 067
% change(4)	4.9	−12.1	0.8	12.1	−7.1	−6.4	−2.9
TOTAL	31 290	29 397	30 428	31 883	32 112	32 006
% change	8.9	−6.0	3.5	4.8	0.7	−0.3	0.5

(1)	Average annual growth rate, corresponding to the geometric mean over five years, from 2024-2025 to 2028-2029.
(2)	Health transfers are increasing by 23.9% in 2023-2024 due, in particular, to the increase in the CHT, related to the change in Canada’s nominal GDP and a one-time increase of $2.0 billion (Québec’s share of this one-time increase being $447 million).
(3)	Transfers for post-secondary education and other social programs are increasing by 12.1% in 2023-2024, mainly due to the decrease in the value of the special Québec abatement, a portion of which is subtracted from this transfer.
(4)	Revenues from other programs are expected to decrease in 2024-2025 due to the non-recurrence of certain types of assistance as well as the pace of realization of federally funded infrastructure projects.

[23]	The increase associated with the change in the value of the special abatement in 2023-2024 is $310 million. The special Québec abatement corresponds to 16.5% of the federal personal income tax collected in Québec, and is subtracted from health transfers (8.5%), transfers for post-secondary education and other social programs (5%) and other programs (3%).

Québec’s Financial Situation	G.43

❑	Federal transfers will have weak growth over the next five years

Weak growth in federal transfers is expected between now and 2028-2029. An average annual growth rate of 0.5% over five years, from 2024-2025 to 2028-2029, is anticipated. This contrasts with an average annual growth rate of 5.4% for the past 10 years.

This weak growth is due in particular to:

—	the federal government’s changes to the equalization formula in its 2023 budget;[24]
—	insufficient increase of the Canada Health Transfer (CHT);
—	a decrease in Québec’s demographic weight, as the vast majority of transfers to the provinces, notably the CHT, are distributed on a per capita basis;
—	one-time payments and time-limited agreements.

As a result, Québec’s revenue from federal transfers as a percentage of its total revenue, which will rise to 21.3% in 2023-2024, is expected to decline to 18.5% in 2028-2029.

CHART G. 2 Share of federal transfers as a percentage of Québec’s total revenue
(per cent)

Source: Ministère des Finances du Québec.

[24]	As part of its 2023 budget, the federal government announced changes to be made to the equalization formula starting in 2024-2025. These changes mainly concern the estimate of the provinces’ fiscal capacity with regard to the non-residential property tax base. It is estimated that this change to the estimated fiscal capacity with regard to the non-residential property tax base will have an adverse financial impact on Québec’s financial framework of $468 million per year on average as of 2024-2025.

Budget 2024-2025
G.44	Budget Plan

❑	Québec’s requests to the federal government

In the short term, Québec is asking the federal government to reimburse the costs incurred for welcoming asylum seekers.

—	Over three years, from 2021 to 2023, the costs incurred for services offered to asylum seekers amount to over $1 billion.

Québec also considers that the federal government must increase its transfers to the provinces in the areas of infrastructure and workforce development. In addition, it is important that they are unconditional, stable and predictable. Canada-Québec agreements like those concluded in 2021 for early learning and child care, and in 2023 with regard to the Housing Acceleration Fund, must be the standard.

Lastly, Québec expects to receive its share of the additional federal funding for health care, announced on February 7, 2023 unconditionally.25 This additional funding is intended to support the plan to reform health care.

TABLE  G.17

Additional federal funding for health care, Québec’s share

(millions of dollars)

	2023-2024-	2024-2025-	2025-2026-	2026-2027-	2027-2028-	2028-2029-	Total 6 years
CHT – One-time increase in 2023-2024	447	—	—	—	—	—	447
CHT – Floor of 5% until 2027-2028	—	—	196	347	476	492	1 511
Bilateral agreements	496	493	491	487	484	481	2 932
Long-term care	131	130	129	128	127	—	645
TOTAL	1 074	623	816	962	1 087	973	5 535

[25]	Québec’s share of the additional amounts for health care, announced on February 7, 2023 is estimated at $4.9 billion over six years, from 2023-2024 to 2028-2029. Including the amounts promised for long-term care, Québec’s share is estimated at $5.5 billion over six years

Québec’s Financial Situation	G.45

For Québec, the amounts offered by the federal government for health care are clearly insufficient. They will not catch up to the historic level of federal funding, nor will they provide sustainable health care funding. The share of provincial health care spending covered by the federal government will continue to shrink due to the larger increase in provincial health care spending.

—	The CHT’s share in provincial and territorial health spending, which stood at 21.8% in 2023-2024, is expected to drop to 19.2% by 2039-2040.

Québec is also asking for unconditional opt-out with full financial compensation from the Canadian Dental Care Plan and any future Canadian drug benefit plan.

CHART G.3 Share of the Canada Health Transfer in provincial and territorial health expenditures – 2004-2005 to 2039-2040
(per cent)

Sources: Canadian Institute for Health Information, Conference Board of Canada and Department of Finance Canada.

Budget 2024-2025
G.46	Budget Plan

Québec is asking the federal government to reimburse
the costs incurred for welcoming asylum seekers

Québec has welcomed a significant number of asylum seekers since 2017. This number reached all-time highs in 2022 and 2023. In those two years, Québec welcomed 124 335 asylum seekers (58 805 in 2022 and 65 530 in 2023), more than half of the total in Canada, while Québec’s demographic weight in Canada is 22%. In addition, as at October 1, 2023, 55.6% of asylum seekers in Canada were in Québec (160 651 people out of 289 047).

While the federal government is primarily responsible for admitting asylum seekers, Québec remains determined to make a humanitarian contribution to ensure that they are always welcomed in a safe and dignified manner.

Québec offers these newcomers temporary housing, educational services, last-resort financial assistance and help in finding housing, as well as francization services.

However, the federal government must reimburse Québec for the costs of providing services to asylum seekers, as it did from 2017 to 2020. To date, the federal government has only reimbursed Québec $66.9 million of the $470.3 million in costs it incurred in 2021 and 2022 ($135.9 million in 2021 and $334.4 million in 2022), an amount equivalent to less than 15%. For 2023, these expenses, borne by Québec, come to $576.9 million. The additional amount recently promised by the federal government to Québec, totalling $150 million, is clearly insufficient.

–	Over three years, from 2021 to 2023, the costs incurred for services offered to asylum seekers amount to over $1 billion. The services offered will continue to put pressure on spending in future years.

Costs incurred by Québec for services provided to asylum seekers

(millions of dollars)
	2021	2022	2023	Total
Costs incurred by Québec	135.9	334.4	576.9	1 047.2
Source: Ministère de l’Immigration, de la Francisation et de l’Intégration.

Québec is also requesting reimbursement for the costs incurred for welcoming Ukrainian nationals. Since 2022, Québec has offered exceptional support to Ukrainian nationals, support which the federal government has not hesitated to recognize and compensate fairly in similar situations. These costs totalled $58.3 million in 2022.

Québec’s Financial Situation	G.47

An improved economic situation in Québec resulting in a decrease in its share of the equalization envelope

Québec’s share of the equalization envelope has been decreasing since 2020-2021, particularly due to Québec’s improved economic situation in comparison with the rest of Canada.

Québec’s share in the equalization envelope, which was 66.2% in 2019-2020, is expected to decline to 52.4% in 2028-2029. This share could be less than 50% as of 2030-2031.

Expected change in Québec’s share of the equalization envelope
(per cent)

Note: A smoothing mechanism with lag is applied to determine equalization payments. For example, the equalization payments for the provinces for 2024-2025 are based on data for 2020-2021 (25%), 2021-2022 (25%) and 2022-2023 (50%).

Sources: Department of Finance Canada and Ministère des Finances du Québec.

Budget 2024-2025
G.48	Budget Plan

3.2	Change in expenditure

Expenditure consists, on the one hand, of portfolio expenditures tied to the delivery of public services, which are influenced by demographics and prices and, on the other hand, debt service, which is mainly driven by the level of debt and interest rates.

Expenditure totals $151.0 billion in 2023-2024, or $141.3 billion in portfolio expenditures and $9.7 billion in debt service.

—	It will stand at $157.6 billion in 2024-2025 and $162.1 billion in 2025-2026.

From 2023-2024 to 2025-2026, growth in portfolio expenditures will make it possible to finance the anticipated increase in costs tied to the delivery of public services.

Debt service represents approximately 6.0% of the government’s overall expenditure.

—	The −4.1% change in debt service in 2023-2024 is due, in particular, to the non-recurrence of losses on the disposal of assets as part of the investment activities of the Sinking Fund for Government Borrowing in 2022-2023.
—	In 2024-2025, an increase in debt service of 1.2% is expected, in line with the increase in debt. In 2025-2026, the anticipated change in interest rates will lead to a decrease in debt service.

TABLE  G.18

Change in expenditure

(millions of dollars, unless otherwise indicated)
	2023-2024	2024-2025	2025-2026	AAGR(1)
Portfolio expenditures	141 347	147 815	152 492
% change	3.0	4.6	3.2	3.6
Debt service	9 650	9 762	9 583
% change(2)	−4.1	1.2	−1.8	−1.6
TOTAL	150 997	157 577	162 075
% change	2.5	4.4	2.9	3.2

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2023-2024 to 2025-2026.
(2)	In 2022-2023, the rapid increase in interest rates led to losses on the disposal of assets in the management of the investment activities of the Sinking Fund for Government Borrowing, resulting in a significant increase in debt service. The non-recurrence of these losses explains the decrease in debt service in 2023-2024.

Québec’s Financial Situation	G.49

Shares of revenue and expenditure in the economy

The shares of government revenue and expenditure in the economy generally follow similar paths.

In 2018-2019, expenditure amounted to 24.3% of GDP. This was less than the share of revenue in the economy, which stood at 26.1%. This difference was due to the gradual reduction in the share of expenditure in the economy in previous years.

In 2024-2025, expenditure amounts to 26.7% of GDP, which is higher than the share of revenue in the economy, which stands at 25.5%.

   –  In particular, the share of expenditure in the economy illustrates the government’s investments aimed at funding public services, notably in health and education, in order to support Quebecers and act on economic priorities.

   –  As for revenue, its share in the economy is due, in particular, to measures announced in recent years, including the 1-percentage-point reduction in the bottom two personal income tax rates since 2023.

In subsequent years, the difference between the shares of revenue and expenditure as a percentage of GDP will gradually narrow until 2028-2029, reaching 0.3 percentage points.

The expected results of the process to review tax and budgetary expenditures will equalize the shares of revenue and expenditure in the economy as of 2026-2027, if no events trigger the use of the contingency reserve. They will also ensure stable, predictable funding for the government’s main missions, while reducing the share of expenditure in the economy to a level comparable to that of the pre-pandemic period.

Change in the shares of revenue and expenditure in the economy – 2018-2019 to 2028-2029
(percentage of GDP)

Budget 2024-2025
G.50	Budget Plan

3.2.1	Portfolio expenditures

To achieve its objectives and carry out its activities, the government sets up programs that are administered by government entities, including departments and bodies. The set of entities under the responsibility of a minister constitutes a portfolio.

TABLE  G.19

Change in expenditure by departmental portfolio

(millions of dollars, unless otherwise indicated)
	2023-2024-	2024-2025-	2025-2026-	AAGR(1)
Santé et Services sociaux	59 428	61 909	63 895
% change(2)	0.0	4.2	3.2	2.5
Éducation	20 452	22 364	22 590
% change(3)	4.9	9.3	1.0	5.0
Enseignement supérieur	10 684	11 060	11 230
% change(4)	10.7	3.5	1.5	5.2
Famille	8 723	8 498	9 037
% change(5)	11.3	−2.6	6.3	4.9
Transports et Mobilité durable	6 141	6 603	7 945
% change(6)	−4.8	7.5	20.3	7.2
Emploi et Solidarité sociale	5 742	5 615	5 446
% change(7)	−36.1	−2.2	−3.0	−15.4
Affaires municipales et Habitation	5 323	5 064	5 172
% change(8)	8.0	−4.9	2.1	1.6
Économie, Innovation et Énergie	4 166	3 983	3 727
% change(9)	29.9	−4.4	−6.4	5.1
Environnement, Lutte contre les changements climatiques, Faune et Parcs	2 219	2 092	2 146
% change(10)	32.6	−5.7	2.6	8.7
Other portfolios	18 469	21 227	21 304
% change(11)	18.3	14.9	0.4	10.9
Reallocation of expenditures during the year	—	−600	—
TOTAL	141 347	147 815	152 492
% change(12)	3.0	4.6	3.2	3.6

Québec’s Financial Situation	G.51

TABLE  G.19

Change in expenditure by departmental portfolio (cont.)

Note: Totals may not add due to rounding.

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2023-2024 to 2025-2026.
(2)	Excluding expenditures related to the COVID-19 support and recovery measures in 2022-2023 and the recurring measures to adapt the health care sector to post-pandemic realities as of 2023-2024 ($503 million), growth would stand at 5.7% in 2023-2024. Average annual growth in portfolio expenditures would stand at 4.4% over three years.
(3)	In 2023-2024, growth is due, in particular, to initiatives to launch the Offensive formation en construction and to support students experiencing difficulties going back into the classroom following the strike by school staff. In 2024-2025, growth will make it possible to fund Budget 2024-2025 initiatives and the anticipated increase in costs tied to the delivery of services in the education sector. This growth is combined with the unrealized remuneration expenditures due to the strike by school staff in 2023-2024. If we were to exclude these unrealized remuneration expenditures, growth would be 6.7% in 2024-2025. In 2025-2026, growth is due, in particular, to the end of one-time investments in 2024-2025 for the Offensive formation en construction and support for students experiencing difficulties returning to school following the strike by school staff.
(4)	In 2023-2024, growth is due, in particular, to the effect, over a full year, of Québec Perspective scholarships introduced in September 2022 and the initiatives announced in Budget 2023-2024.
(5)	In 2023-2024 and 2024-2025, the changes are related to advance payments in 2023-2024 for the purpose of funding subsidized educational childcare services. Excluding these advance payments, expenditure growth would be 7.7% in 2023-2024 and 4.1% in 2024-2025.
(6)	In 2023-2024, the change is due, in particular, to the non-recurrence of various one-time initiatives in 2022-2023 to support public transit and the road network. In 2024-2025, growth is due, in particular, to one-time support to municipalities for maintaining and improving the local road network, as well as to higher winter maintenance costs. In 2025-2026, growth is mainly due to investments in public transit, including the enhancement of the government assistance program for public passenger transit and the contribution to the operation of the Réseau express métropolitain. Excluding unrealized planned expenditures in 2022-2023, average annual growth in expenditures is 3.7%.
(7)	In 2023-2024, the change is mainly due to the non-recurrence of the one-time cost of living support payments recorded in 2022. Excluding this effect, the level of expenditure is higher in 2023-2024 due to the indexation of social assistance benefits, the implementation of the new basic income program and the increase in the number of households receiving the last-resort financial assistance originating from asylum seekers. If we were to exclude the one-time cost of living support payments granted in 2022-2023, the average annual growth in expenditures is −1.0%. This change is due to the end of increases by the federal government tied to enhanced business assistance programs financed by the Labour Market Development Fund.
(8)	In 2023-2024, the growth is due, in particular, to the implementation of social housing programs, including the low-rental housing renovation program. In 2024-2025, the change in expenditures is mainly due to the anticipation of infrastructure investments, tied, in particular, to the Rapid Housing Initiative, as well as to higher expenditures in 2023-2024 by the Regions and Rurality Fund. Excluding one-time housing investments in 2023-2024, growth would be 2.0% in 2024-2025. In 2025-2026, the change is mainly due to the pace of deployment of social housing measures.
(9)	In 2023-2024, growth is due, in particular, to the increased cost of refundable tax credits designed to stimulate business investment and support research and development in Québec, as well as higher spending on financial initiatives of the Economic Development Fund, particularly in connection with the battery industry. In 2024-2025, the change is due, in particular, to the anticipated completion of various initiatives announced in previous publications; otherwise, growth would be 3.5%. In 2025-2026, the change is due to the expiry of funding for certain government strategies related to the economy.
(10)	In 2023-2024, growth is due, in particular, to the combined effect of unrealized expenditures in 2022-2023, the implementation of the Plan Nature 2030, the establishment of the Blue Fund and additional expenditures financed by higher revenues from the carbon exchange. In 2024-2025, the change is due, in particular, to the granting of sums through the Land Transportation Network Fund. The expenditure is therefore attributable to the Transports et Mobilité durable portfolio. In addition, the downward change in expenditures is due to the non-recurrence of certain measures under the 2030 Plan for a Green Economy. Excluding these elements, growth would be 2.6% in 2024-2025. Excluding unrealized planned expenditures in 2022-2023, average annual growth in expenditures is 4.9%.
(11)	In 2023-2024, growth is due, in particular, to the postponement of expenditures financed by the drinking water, waste water, local roads and other infrastructure component of the Gas Tax and Québec Contribution Program originally planned for 2022-2023 and increased tax credits for film production services. In 2024-2025, the change is mainly due to the effect of the Contingency Fund, which includes the budgeting of ongoing negotiations.
(12)	Excluding expenditures related to the COVID-19 support and recovery measures in 2022-2023, growth would stand at 6.3% in 2023-2024. Average annual growth in portfolio expenditures would stand at 4.7% over three years.

Budget 2024-2025
G.52	Budget Plan

❑	Santé et Services Sochaux

The expenditures of the Santé et Services sociaux portfolio consist primarily of the activities of bodies in the health and social services network and programs administered by the Régie de l’assurance maladie du Québec. This portfolio also includes the expenditures of other health-related government bodies, such as Héma-Québec.

These expenditures are influenced by changing demographics and the aging of the population, the remuneration of health care facility staff and the introduction of new technologies and new medications.

In 2023-2024, expenditures remained stable compared to the previous year. This stability is due, on the one hand, to the integration of pandemic costs into the health care system in 2022-2023 and, on the other hand, to the funding of initiatives announced in Budget 2023-2024 aimed at making the health care system more humane and efficient, as well as to the anticipated increase in costs tied to the delivery of public services.

—	Excluding expenditures related to the COVID-19 support and recovery measures in 2022-2023 and the recurring measures to adapt the health care sector to post-pandemic realities as of 2023-2024 ($503 million), growth would stand at 5.7% in 2023-2024. In addition, average annual growth in the portfolio’s expenditures would stand at 4.4% over three years.

The growth in expenditures of 4.2% in 2024-2025 and 3.2% in 2025-2026 will make it possible to finance the anticipated increase in costs tied to the delivery of health care services, as well as government priorities in health and social services.

❑	Éducation

The expenditures of the Éducation portfolio are primarily devoted to the activities of preschool, primary and secondary education institutions. This portfolio also includes programs to promote recreation and sports, and to manage national parks.

In general, this portfolio’s expenditures vary according to the change in the clienteles and the remuneration of the personnel of the school service centres and school boards.

In 2023-2024, the growth in expenditures of 4.9% is due, in particular, to initiatives related to launching the Offensive formation en construction and support for students experiencing difficulties going back into the classroom following the strike by school staff.

In 2024-2025, the growth in expenditures of 9.3% will make it possible to fund Budget 2024-2025 initiatives and the anticipated increase in costs tied to the delivery of services in the education sector. This growth is combined with unrealized remuneration expenditures due to the strike by school staff in 2023-2024. If we were to exclude unrealized remuneration expenditures, growth would be 6.7%.

In 2025-2026, the growth in expenditures of 1.0% is due, in particular, to the end of one-time investments in 2024-2025 for the Offensive formation en construction and support for students experiencing difficulties going back into the classroom following the strike by school staff.

Québec’s Financial Situation	G.53

❑	Enseignement supérieur

The expenditures of the Enseignement supérieur portfolio are mainly devoted to the activities of educational institutions at the college and university levels. This portfolio also includes student financial assistance. In general, this portfolio’s expenditures vary according to changes in the clientele and in the remuneration of college and university network personnel.

In 2023-2024, the 10.7% growth in expenditures is due, in particular, to the effect, over a full year, of Québec Perspective scholarships introduced in September 2022 and the initiatives announced in Budget 2023-2024.

In 2024-2025 and 2025-2026, the growth in expenditures of 3.5% and 1.5%, respectively, will make it possible to finance the anticipated increase in costs tied to the delivery of services in the higher education sector.

❑	Famille

The expenditures of the Famille portfolio primarily include funding for educational childcare services and financial assistance for families.

In 2023-2024 and 2024-2025, the changes in expenditures of 11.3% and −2.6% respectively are related to advance payments for the funding of subsidized educational childcare services.

In 2025-2026, the growth of 6.3% is mainly due to the indexation of family allowance amounts paid, but also to the funding of new subsidized childcare spaces, including staff salaries, as part of the measures of the action plan for completing the educational childcare services network.

❑	Transports et Mobilité durable

The expenditures of the Transports et Mobilité durable portfolio primarily include the construction, maintenance and operation of road infrastructure as well as the funding of public transit services. Expenditures also include the management of the government’s rolling stock, air fleet and ferry services.

In 2023-2024, the −4.8% change in expenditures is due, in particular, to the non-recurrence of various one-time initiatives in 2022-2023 to support public transit and the road network.

In 2024-2025, the growth of 7.5% is due, in particular, to a one-time support to municipalities for maintaining and improving the local road network, as well as to higher winter maintenance costs.

In 2025-2026, the growth of 20.3% is mainly due to investments in public transit, including the enhancement of the government assistance program for public passenger transit and the contribution to the operation of the Réseau express métropolitain.

Budget 2024-2025
G.54	Budget Plan

❑	Emploi et Solidarité sociale

The expenditures of the Emploi et Solidarité sociale portfolio mainly include financial assistance programs for individuals, including last-resort financial assistance, and employment assistance programs. They also include the activities of Services Québec, the Registrar of Civil Status and the Registraire des entreprises, as well as the administration of the Québec Parental Insurance Plan.

In 2023-2024, the −36.1% change in expenditures is mainly due to the non-recurrence of the two one-time cost of living support payments recorded in 2022. Excluding this effect, the level of expenditure is higher in 2023-2024 due to the indexation of social assistance program benefits, the implementation of the new basic income program and the increase in the number of last-resort financial assistance program recipients, an increase attributable to asylum seekers.

In 2024-2025, the −2.2% change in expenditures is mainly due to the end of increases by the federal government tied to enhanced business assistance programs financed by the Labour Market Development Fund.

In 2025-2026, the −3.0% change in expenditures is due, in particular, to the anticipated decline in the number of last-resort financial assistance recipients.

❑	Affaires municipales et Habitation

The expenditures of the Affaires municipales et Habitation portfolio primarily consist of financial support for municipalities, particularly for infrastructure, social housing and compensations in lieu of taxes, as well as regional and metropolitan development measures.

In 2023-2024, the 8.0% growth is due, in particular, to the implementation of social housing programs, including the low-rental housing renovation program.

In 2024-2025, the −4.9% change in expenditures is mainly due to the acceleration in infrastructure investments in 2023-2024, tied, in particular, to the Rapid Housing Initiative, as well as to higher expenditures in 2023-2024 by the Regions and Rurality Fund.

In 2025-2026, the 2.1% increase is mainly due to the pace of deployment of social housing measures.

Québec’s Financial Situation	G.55

❑	Économie, Innovation et Énergie

The expenditures of the Économie, Innovation et Énergie portfolio are mainly allocated to funding economic development projects and support for research, innovation and development of energy resources.

In 2023-2024, the 29.9% growth in expenditures is due, in particular, to the increased cost of refundable tax credits designed to stimulate business investment and support research and development in Québec, as well as higher spending on financial initiatives of the Economic Development Fund, particularly in connection with the battery industry.

In 2024-2025, the −4.4% change in expenditures is due, in particular, to the optimization of certain business support programs.

In 2025-2026, the −6.4% change in expenditures is due, in particular, to the expiry of funding for certain government strategies related to the economy.

❑	Environnement, Lutte contre les changements climatiques, Faune et Parcs

The expenditures of the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio are primarily directed at funding measures to combat climate change, protect the environment and preserve biodiversity. These expenditures also include the operation of public dams, land management of the state’s water domain and conservation of wildlife resources and habitats.

In 2023-2024, the 32.6% growth in expenditures is due, in particular, to the combined effect of unrealized expenditures in 2022-2023, the implementation of the Plan Nature 2030, the establishment of the Blue Fund in July 2023 and additional expenditures financed by higher revenues from the carbon exchange.

In 2024-2025, the −5.7% growth in expenditures is due to the granting of sums through the Land Transportation Network Fund. The expenditure is therefore attributable to the Transports et Mobilité durable portfolio. In addition, the downward change in expenditures is due to the non-recurrence of certain measures under the 2030 Plan for a Green Economy.

In 2025-2026, the 2.6% growth in expenditures will make it possible to finance the portfolio’s government priorities, in particular in terms of biodiversity preservation, climate transition and protection of water resources.

Budget 2024-2025
G.56	Budget Plan

❑	Other portfolios

The expenditures in the other portfolios include expenditures in all other portfolios, which include, in particular, programs in the culture, immigration, tourism and natural resources sectors, as well as the activities of the judicial system, public security, international relations, the legislative branch and central agencies.

The change in other portfolios is due in part to the Contingency Fund, which is intended to cover unforeseen expenditures that may arise in government programs. No expenditures are made from the Contingency Fund, as these are included in the programs of departments and bodies subject to decisions by the Conseil du trésor.

In 2023-2024, the 18.3% growth in expenditures is due, in particular, to the postponement of expenditures financed by the drinking water, waste water, local roads and other infrastructure component of the Gas Tax and Québec Contribution Program originally planned for 2022-2023, as well as increased tax credits for film production services.

In 2024-2025, the 14.9% growth in expenditures is mainly due to the effect of the Contingency Fund, which includes the budgeting of ongoing negotiations.

❑	Reallocation of expenditures during the year

Responsible spending management gives the government the leeway it needs to invest in priority sectors. By rigorously monitoring the budgetary envelopes allocated to departments and bodies, the government promotes compliance with the objectives set and allows budgetary resources of approximately 1% of program expenditures to be made available and reallocated during the fiscal year.

Based on the reinvestments observed in recent years, Budget 2024-2025 provides for a reallocation of $600 million in government expenditures for fiscal 2024-2025. This reallocation corresponds in part to leeway anticipated for 2024-2025 and helps maintain the level of services to the public.

Québec’s Financial Situation	G.57

Review of COVID-19 support and recovery measures

The pandemic had a major impact on the Québec government’s spending. Over $26 billion was invested to support Quebecers and businesses during that period, and subsequently to stimulate the economy.

–	Of this amount, more than $20 billion was allocated to the Ministère de la Santé et des Services sociaux to overcome the pandemic. The pandemic forced the health care system to adapt and change the way it operates.

The measures put in place by the government included the following, in particular:

–	initiatives to combat COVID-19, including screening, vaccination, the acquisition of antivirals and additional financial incentives for clinical staff in health care establishments;

–	support for municipalities, mainly for public transit;

–	measures to promote employment and economic development, including recovery measures for the culture and tourism sectors;

–	measures to mitigate the economic impact of the pandemic, including commercial rent assistance and the Emergency Assistance Program for Small- and Medium-Sized Businesses (PAUPME);

–	alleviation of students’ financial burden, including eliminating interest on student loans and enhancing student financial assistance;

–	support for student success, including specialized educational support to consolidate learning for elementary and secondary school students;

–	support for Quebecers, including assistance for day camps, educational childcare services and volunteering.

Costs tied to COVID-19

(millions of dollars)
	2019-2020-	2020-2021-	2021-2022-	2022-2023-	Total
Overcoming the pandemic	166	8 623	7 617	3 643	20 049
Supporting municipalities	—	2 275	97	297	2 668
Promoting employment and economic development	—	1 005	503	128	1 636
Mitigating the economic impact of the pandemic	87	735	74	—	896
Easing the financial burden on students in the context of the pandemic	—	231	260	140	631
Fostering educational success	—	253	110	60	423
Supporting Quebecers	24	164	35	—	223
TOTAL	277	13 285	8 696	4 268	26 526

Budget 2024-2025
G.58	Budget Plan

3.2.2	Debt service

Debt service consists of interest on the direct debt as well as interest on the liability for the retirement plans and other future benefits of public and parapublic sector employees.

Debt service changes primarily according to the level of debt, interest rates and the return on the Retirement Plans Sinking Fund (RPSF). It will stand at $9.7 billion in 2023-2024, $9.8 billion in 2024-2025, and $9.6 billion in 2025-2026, representing changes of −4.1%, 1.2% and −1.8%, respectively.

In 2023-2024, 2024-2025 and 2025-2026, interest on the direct debt will change by −1.6%, 3.4% and 3.1%, respectively, owing, in particular, to the anticipated change in interest rates and the debt level.

The −1.6% decrease in 2023-2024 is primarily due to the non-recurrence of the losses on the disposal of assets in the management of the investment activities of the Sinking Fund for Government Borrowing.

—	The rapid rise in interest rates in 2022-2023 led to significant losses.

Interest on the liability for the retirement plans and other employee future benefits is decreasing due to the increase in the investment income of the RPSF.

—	The income of the RPSF is deducted from debt service.

TABLE  G.20

Change in debt service

(millions of dollars, unless otherwise indicated)
	2023-2024	2024-2025	2025-2026	AAGR(1)
Interest on direct debt(2)	9 516	9 843	10 144
% change	−1.6	3.4	3.1
Interest on the liability for retirement plans and other employee future benefits(3)	134	−81	−561
TOTAL	9 650	9 762	9 583
% change	−4.1	1.2	−1.8	−1.6

(1)	Average annual growth rate, corresponding to the geometric mean over three years, from 2023-2024 to 2025-2026.
(2)	Interest on the direct debt includes the income of the Sinking Fund for Government Borrowing. This income, which is deducted from debt service, consists of interest generated on investments as well as gains and losses on disposal. The forecast for this income may be adjusted upwards or downwards since it is closely tied to the change in interest rates and market behaviour.
(3)	This interest corresponds to the interest on obligations relating to the retirement plans and other future benefits of public and parapublic sector employees, minus mainly the investment income of the RPSF.

Québec’s Financial Situation	G.59

4.	Public infrastructure investments

Québec has significant public infrastructure needs. To meet them, the government is announcing an increase of $3.0 billion over 10 years in the 2024-2034 Québec Infrastructure Plan (QIP).

—	The 2024-2034 QIP accordingly amounts to $153 billion, or over $15 billion per year on average.
—	Over the past six years, the QIP has been increased each year, going from $100.4 billion in March 2018 to $153 billion in March 2024. This increase was necessary, given the importance of equipping Québec with modern infrastructure and investing more in maintaining the building inventory.[26]
—	A 62% share of the investments under the 2024-2034 QIP will be used primarily to maintain the building inventory.[27] New infrastructure will account for 38% of the investments.

The 2024-2034 QIP allocates considerable sums to health and social services, education and higher education, public transit and the road network.28 It also includes major investments in social housing.

CHART G.4 Change in the Québec Infrastructure Plan
(billions of dollars)

Source: Secrétariat du Conseil du trésor.

[26]	The asset maintenance deficit is estimated at $37.1 billion in March 2024.
[27]	This share excludes the central envelope.
[28]	The 2024-2034 Québec Infrastructure Plan published by the Secrétariat du Conseil du trésor provides detailed information on planned investments by sector.

Québec’s Financial Situation	G.61

❑	Substantial investments in the first five years

Investments of $153 billion are planned under the 2024-2034 QIP, including $80.8 billion over the first five years.

These considerable investments are necessary, given the importance of improving public services and the need to maintain public infrastructure.

CHART G.5 Annual investments in the 2024-2034 Québec Infrastructure Plan
(billions of dollars)

(1) The investments in 2022-2023 include $0.8 billion in financial assistance advance payments for infrastructure. Source: Secrétariat du Conseil du trésor.

Budget 2024-2025
G.62	Budget Plan

❑	A significant share of the QIP allocated to public infrastructure maintenance

Continued significant investments are necessary to maintain public infrastructure. Some public infrastructure is aging and requires repairs.

Investments under the 2024-2034 QIP, representing 62% of the total, will be used primarily to maintain the building inventory.29 New infrastructure will account for 38% of the investments.

CHART G.6 2024-2034 Québec Infrastructure Plan by type of investment
(per cent)

Source: Secrétariat du Conseil du trésor.

[29]	This share excludes the central envelope.

Québec’s Financial Situation	G.63

Appendix 1: Portfolio expenditures

TABLE  G. 21

Portfolio expenditure forecasts

(millions of dollars)
	2023-2024	2024-2025
National Assembly	181	186
Persons appointed by the National Assembly	143	148
Affaires municipales et Habitation	5 323	5 064
Agriculture, Pêcheries et Alimentation	1 536	1 651
Conseil du trésor et Administration gouvernementale	1 955	5 275
Conseil exécutif	887	774
Culture et Communications	2 196	1 952
Cybersécurité et Numérique	160	172
Économie, Innovation et Énergie	4 166	3 983
Éducation	20 452	22 364
Emploi et Solidarité sociale	5 742	5 615
Enseignement supérieur	10 684	11 060
Environnement, Lutte contre les changements climatiques, Faune et Parcs	2 219	2 092
Famille	8 723	8 498
Finances	4 111	3 529
Immigration, Francisation et Intégration	488	745
Justice	1 708	1 804
Langue française	60	67
Relations internationals et Francophonie	189	202
Ressources naturelles et Forêts	1 577	1 445
Santé et Services sociaux	59 428	61 909
Sécurité publique	2 568	2 518
Tourisme	497	534
Transports et Mobilité durable	6 141	6 603
Travail	213	225
Reallocation of expenditures during the year	—	−600
TOTAL	141 347	147 815

Note: Totals may not add due to rounding.

Québec’s Financial Situation	G.65

Appendix 2: Report on the Application of the Balanced Budget Act

❑	Balanced Budget Act

Pursuant to the Balanced Budget Act, the Minister of Finance must report to the National Assembly, in the budget speech, on the achievement of the objectives of the Act and any variance recorded.

The Balanced Budget Act was passed by the National Assembly in 1996 and modernized in December 2023. The purpose of the Act is to balance the government’s budget.

The Balanced Budget Act and its modernization

Balanced Budget Act

The Balanced Budget Act specifies the calculation of the budgetary balance and sets out the applicable rules in the case of an actual or anticipated budgetary deficit.

The Act allows for an estimated budgetary deficit only in certain circumstances and, in such cases, specifies that a report explaining these circumstances must be produced and distributed. These circumstances are as follows:

–	a disaster having a major impact on revenue or expenditure;

–	a significant deterioration of economic conditions;

–	a change in federal programs of transfer payments to the provinces that would substantially reduce transfer payments to the government.

The Act also provides for the presentation of a plan to restore fiscal balance when the budgetary deficit for a given fiscal year is greater than the revenues recorded in the Generations Fund for that year, and it specifies the cases in which such a plan may be replaced.

The plan must present decreasing deficits over a maximum period of five years and anticipate, for the fiscal year preceding the return to a balanced budget, a deficit of 25% or less of the budget deficit referred to in the previous paragraph.

Modernization of the Balanced Budget Act

Since its enactment in 1996, the Balanced Budget Act has been amended on several occasions, essentially to suspend some of its effects during periods of recession or economic instability.

Applying the Act during a major economic slowdown proved too rigid. Some of the recommendations in the Act have been amended1 to make its application simpler and more flexible, while maintaining the constraint of adhering to a balanced budget.

1	The amendments are set out in An Act respecting the implementation of certain provisions of the Budget Speech of 21 March 2023 and amending other provisions (S.Q. 2023, c. 30) assented to on December 7, 2023.

Québec’s Financial Situation	G.67

The Balanced Budget Act and its modernization (cont.)

The main amendments are as follows:

–	the removal of the obligation to offset deficits;

–	an increase in the level of the budgetary deficit requiring the presentation of a plan to restore fiscal balance, from $1 billion to the level corresponding to the deposits of dedicated revenues recorded in the Generations Fund;

–	a maximum deadline of two years to submit a plan to restore fiscal balance in order to allow time for economic recovery;

–	the elimination of the stabilization reserve.

The Balanced Budget Act has been amended eight times since its enactment. To make the Act easier to read and interpret, a new Act bearing the same name was enacted (S.Q. 2023, c. 30, s. 29).

❑	Budgetary balance within the meaning of the Balanced Budget Act

The objectives of the Balanced Budget Act are achieved if the budgetary balance, calculated in accordance with the Act, is zero or positive. Otherwise, the Minister must report on the circumstances causing the anticipated budgetary deficit.

—	The budgetary balance corresponds essentially to the surplus or the deficit presented in the Public Accounts (surplus or deficit from operations) reduced by the amount of revenues dedicated to the Generations Fund and adjusted to take certain accounting changes into consideration, if applicable.

■	The 2024-2025 budgetary balance

A budgetary deficit is anticipated for 2024-2025. This deficit is due to a significant deterioration in economic conditions compared with those prevailing when Budget 2023-2024 was tabled, including a sustained rise in interest rates, stagnant economic growth and higher-than-expected population growth, all of which are depriving the government of revenue and resulting in a material increase in forecast expenditures.

Despite the deficits anticipated in 2024-2025 and subsequent years, the government is presenting a prudent and responsible financial framework. Specifically:

—	the financial framework includes a contingency reserve of $7.5 billion over five years to offset the effects of more moderate-than-expected economic growth, should this occur, and the uncertainty that could affect longer-term economic and financial forecasts;

—	net debt reduction targets are maintained over time despite a change to the rate of reduction;

—	deposits in the Generations Fund are continuing.

Budget 2024-2025
G.68	Budget Plan

❑	The plan to restore fiscal balance

Public Accounts 2022-2023, tabled on December 11, 2023, presents a budgetary deficit, within the meaning of the Act, of $6.1 billion. Because this deficit is greater than the revenues recorded in the Generations Fund, which total $3.1 billion, a plan to restore fiscal balance will be presented when Budget 2025-2026 is released.

For Budget 2024-2025, the government can anticipate budgetary deficits.

Given the uncertain economic context, the Minister of Finance will present a plan to restore fiscal balance with the following characteristics in Budget 2025-2026:

—	a maximum period of five years, for a return to a balanced budget by 2029-2030;

—	shrinking deficits over the period covered by the financial framework;

—	a maximum deficit of $1.5 billion in 2028-2029, corresponding to 25% of the $6.1 billion budget deficit recorded in Public Accounts 2022-2023.

Québec’s Financial Situation	G.69

TABLE  G.22

Budgetary balance within the meaning of the Balanced Budget Act

(millions of dollars)

Fiscal year	Surplus (deficit) within the meaning of the Public Accounts(1)	Revenues dedicated to the Generations Fund	Accounting changes and other(2)	Budgetary balance within the meaning of the Act	Stabilization reserve(3)		Budgetary balance within the meaning of the Act after reserve(4)
					Allocations	Uses
2012-2013	−3 298	−961	2 659(5)	−1 600	—	—	−1 600(6)
2013-2014	−2 259	−1 121	556	−2 824	—	—	−2 824(6)
2014-2015	−697	−1 279	1 251	−725	—	—	−725(6)
2015-2016	3 289	−1 453	355	2 191	−2 191	—	—
2016-2017	3 978	−2 001	384	2 361	−2 361	—	—
2017-2018	2 843	−2 293	2 072	2 622	−2 622	—	—
2018-2019	7 715	−3 477	565	4 803	−4 803	—	—
2019-2020	1 903	−2 606	707	4	−4	—	—
2020-2021	−4 409	−3 313	−3 038	−10 760	—	10 760	—
2021-2022	2 618	−3 617	227	−772	—	772	—
2022-2023	−3 002	−3 082	—	−6 084	—	449	−5 635(7)
2023-2024(3)	−4 221	-2 081	—	−6 302	n/a	n/a	n/a
2024-2025	−8 776	−2 222	—	−10 998	n/a	n/a	n/a

(1)	The annual surpluses (deficits) were restated to take into account the change in the application of the accounting standard respecting transfer payments.
(2)	In order to comply with the provisions of the Balanced Budget Act, adjustments to the restated annual surpluses and deficits in the Public Accounts are required to establish the budgetary balance. Adjustments were made to take into account the change in the application of the accounting standard respecting transfer payments and its impact on the accumulated deficit in 2020-2021.
(3)	The stabilization reserve was repealed on December 7, 2023.
(4)	The budgetary balance within the meaning of the Balanced Budget Act after reserve corresponds to the budgetary balance that takes into account allocations to the stabilization reserve and uses of it in order to maintain a balanced budget or reduce the budgetary deficit.
(5)	The Balanced Budget Act stipulates the exclusion of Hydro-Québec’s exceptional loss of $1 876 million for the closure of the Gentilly-2 nuclear power plant from the calculation of the budgetary balance for fiscal 2012-2013.
(6)	The budgetary deficits of $1.6 billion, $2.8 billion and $0.7 billion recorded for 2012-2013, 2013-2014 and 2014-2015, respectively, are allowed pursuant to the Balanced Budget Act.
(7)	The Balanced Budget Act was amended in order to suspend the obligation to achieve a balanced budget from March 25, 2021 to March 31, 2023.

Appendix 3: Supplementary Information

The digital dissemination of content reflects the department’s desire to improve messages addressed to the public by using electronic documents that can be viewed on a smartphone, tablet or computer.

The Ministère des Finances is promoting the transition to digital documents. Therefore, certain supplementary budgetary information is presented only on the department’s website, including:

—	Budget by the Numbers, which presents the main budgetary data in the form of tables and interactive charts;
—	sensitivity analyses, the main risks to Québec’s financial position and prudence factors;
—	the government’s net financial surpluses or requirements.

In addition, the document Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l’État (in French only) provides information on the budget planning process and financial framework development carried out by the Ministère des Finances and highlights budget documents in support of the government’s budgetary cycle.

This supplementary information is available on the Ministère des Finances website. To view this information, visit the Budget 2024-2025 documents page at:

www.finances.gouv.qc.ca/Budget_and_update/budget/

The document Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l’État (in French only) can be found on the Budget 2022-2023 page:

www.finances.gouv.qc.ca/Budget_and_update/budget/2022-2023/

Québec’s Financial Situation	G.71